Exhibit 99.115

EXECUTION VERSION

APHRIA INC.

as Purchaser

and

SCYTHIAN BIOSCIENCES CORP.

as Vendor

SHARE PURCHASE AGREEMENT

JULY 17, 2018

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms	1
Section 1.2	References and Usage	8
Section 1.3	Headings, etc.	9
Section 1.4	Knowledge	9
Section 1.5	Schedules	9

ARTICLE 2
PURCHASED SHARES AND PURCHASE PRICE

Section 2.1	Purchase and Sale	9
Section 2.2	Date, Time and Place of Closing	9
Section 2.3	Purchase Price	10

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE VENDOR

Section 3.1	Representations and Warranties Regarding the Target Corporations	10
Section 3.2	Representations and Warranties Regarding the Vendor	22

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1	Representations and Warranties of the Purchaser	24

ARTICLE 5
COVENANTS

Section 5.1	Conduct of Business Prior to Closing	26
Section 5.2	Notice of Untrue Representation or Warranty	27
Section 5.3	Actions to Satisfy Closing Conditions	27
Section 5.4	Notices and Request for Consents	27
Section 5.5	Additional Covenants	28

ARTICLE 6
CONDITIONS OF CLOSING

Section 6.1	Conditions for the Benefit of the Purchaser	28
Section 6.2	Conditions for the Benefit of the Vendor	31

ARTICLE 7
TERMINATION

Section 7.1	Termination Rights	32
Section 7.2	Effect of Termination	33

ARTICLE 8
INDEMNIFICATION

Section 8.1	Survival	33
Section 8.2	Indemnification in Favour of the Purchaser	34
Section 8.3	Indemnification in Favour of the Vendor	35
Section 8.4	Limitations on Indemnification	35
Section 8.5	Exclusions to Limitations to Liability	36
Section 8.6	Non-Exclusive Remedy	37
Section 8.7	Notification of and Procedure for Claims	37
Section 8.8	Adjustment to Purchase Price	39

ARTICLE 9
POST-CLOSING COVENANTS

Section 9.1	Access to Books and Records	39
Section 9.2	Confidentiality	39
Section 9.3	Tax Matters	40
Section 9.4	Further Assurances	40

ARTICLE 10
MISCELLANEOUS

Section 10.1	Notices	40
Section 10.2	Time of the Essence	41
Section 10.3	Announcements	41
Section 10.4	Third Party Beneficiaries	42
Section 10.5	Expenses	42
Section 10.6	Amendments	42
Section 10.7	Waiver	42
Section 10.8	Entire Agreement	43
Section 10.9	Successors and Assigns	43
Section 10.10	Severability	43
Section 10.11	Governing Law	43
Section 10.12	Counterparts	44

SCHEDULES

Schedule “A”	Pre-Closing Reorganization Steps
Schedule “B”	Pre-Closing and Non-Solicitation Covenants
Schedule “C”	ROFR/ROFO Agreement Terms
Schedule “D”	Third Party Claim Procedure
Schedule “E”	Form of Non-Competition and Confidentiality Agreement

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated July 17, 2018 between Scythian Biosciences Corp. (the “Vendor” or “Scythian”) and Aphria Inc. (the “Purchaser” or “Aphria”).

ARTICLE 1

INTERPRETATION

Section 1.1                                   Defined Terms.

As used in this Agreement, the capitalized terms listed below shall have the corresponding meanings.

“ABP” means ABP S.A., a corporation existing under the laws of Argentina.

“Accounts Receivable” means all accounts receivables, notes receivables and other debts due or accruing due to any Target Corporation.

“affiliate” of a Person means any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, where “control” means the possession, directly or indirectly of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this share purchase agreement and all schedules and exhibits hereto, in each case as they may be amended or supplemented by the Parties.

“Ancillary Agreements” means all agreements, certificates and other instruments delivered or given pursuant to this Agreement, including for greater certainty the ROFR/ROFO Agreement.

“Aphria” means Aphria Inc., a corporation continued under the laws of the Province of Ontario.

“Assets” means all property and assets of each Target Corporation of every nature and kind and wheresoever situate.

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or other authorization of any Governmental Entity having jurisdiction over the Person.

“Books and Records” means all information in any form relating to the Business, including books of account, financial, tax, business, marketing, personnel and research information and records, equipment logs, operating guides and manuals and all other documents, files, correspondence and other information.

“Business” means, in the case of:

(i) MMJ International, the business of operating pharmacy services and the distribution of pharmaceutical products in Argentina, including, without limiting the foregoing, the licensed importation of medical cannabis products into Argentina for medical research purposes;

(ii) Marigold Acquisitions, the business of cultivating, developing and distributing medical cannabis products on a retail basis in Jamaica; and

(iii) MMJ Colombia, the business of cultivating and developing medical cannabis products for Colombia and future export markets.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Toronto, Ontario.

“Closing” means the completion of the transaction of purchase and sale contemplated in this Agreement.

“Closing Date” means the later of (i) September 30, 2018 and (ii) the date that is five (5) Business Days after the satisfaction or waiver of the last of the closing conditions set out in this Agreement (other than those conditions in Section 6.1(a), Section 6.1(b), Section 6.1(1), Section 6.1(n), Section 6.2(a), Section 6.2(b), Section 6.2(d) and Section 6.2(e) that by their nature are to be (and will be) satisfied on Closing, but subject to the satisfaction or waiver of those conditions), provided that such date may not be later than the Outside Date.

“Confidential Information” has the meaning specified in Section 9.2.

“Consideration Shares” means the aggregate of 15,678,310 common shares in the capital of Aphria to be issued to the Vendor in satisfaction, in part, of the Purchase Price.

“Contract” means any agreement, contract, lease, licence, undertaking, engagement or commitment of any nature, whether written or oral.

“Colcanna” means Colcanna SAS, a corporation existing under the laws of Colombia.

“Corporate Records” has the meaning specified in Section 3.1(I)(i).

“Corporation” means LATAM Holdings Inc., a corporation incorporated under the laws of the Province of British Columbia.

“Damages” means any losses (other than loss of profits), liabilities, damages (other than consequential damages, unless such consequential damages have been determined by a court of competent jurisdiction to be reasonably foreseeable and a natural and probable consequence of the related breach) or expenses (including legal fees and expenses) whether resulting from an action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party.

“Data Room” means the materials contained in the virtual “Dropbox” folder(s) located at the following URL: https://www.dropbox.com/home/Scythian%20-%20Cormark, and established by the Vendor as at 5:00 p.m. on July 15, 2018, and includes, for greater certainty, materials available in the Public Record and all other information communicated by the Persons identified in Section 1.4 to the Purchaser or its advisors in writing.

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to any current or former employees, officers or directors of any of the Target Corporations maintained, sponsored, contributed to or funded by any Target Corporation or under which any Target Corporation may have any liability contingent or otherwise other than benefit plans established pursuant to statute.

“Employment Contracts” means Contracts, other than Employee Plans, relating to  and  [NAMES OF EMPLOYEES]

“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

“Financial Statements” means (i) the audited annual financial statements of ABP for the year ended December 31, 2017; (ii) the unaudited management financial statements of MMJ International for the period ended May 7, 2018; (iii) the unaudited financial statements of Marigold Acquisitions for the period ended June 30, 2018 (iv) the unaudited management financial statements of Marigold for the period ended May 31, 2018; (v) the unaudited management financial statements of MMJ Colombia for the period ended July 13, 2018; and (vi) the unaudited management financial statements of Colcanna for the period ended June 30, 2018.

“Forecast” means the financial forecast prepared by Scythian in respect of the Target Corporations and the operation of the Business and delivered to the Purchaser and Cormark Securities Inc. on July, 2018.

“Fundamental Representations of the Purchaser” has the meaning specified in Section 8.4(2)(a).

“Fundamental Representations of the Vendor” has the meaning specified in Section 8.4(1)(a).

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook — Accounting Standards for Private Enterprises, as applicable, at the relevant time applied on a consistent basis.

“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board, at the relevant time, applied on a consistent basis.

“Indemnified Person” means a Person with indemnification rights or benefits under this Agreement including pursuant to Article 8.

“Indemnifying Party” means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Article 8.

“Intellectual Property” means domestic and foreign: (i) patents, provisional patent applications, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (v) designs, design registrations, design registration applications; (vi) trade names, business names, corporate names, domain name registrations, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; and (vii) any other intellectual property and industrial property.

“Interim Period” means the period between the close of business on the date of this Agreement and the Closing.

“Laws” means any principle of common law and all applicable (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws, (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity and (iii) to the extent that they have the force of law, standards, policies, guidelines, notices and protocols of any Governmental Entity.

“Leases” means all oral and written leases and all amendments, extensions, assignments and variations thereof or any guarantee or security agreements therefor, of the properties leased by any Target Corporation.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

“Marigold” means Marigold Projects Jamaica Limited, a corporation existing under the laws of Jamaica.

“Marigold Acquisitions” means Marigold Acquisitions Inc., a corporation existing under the laws of the Province of British Columbia.

“Material Adverse Change” means any event, change, development or occurrence that, individually or together with any other event, change, effect, state of facts, circumstance, development, or occurrence, is or could reasonably be expected to be materially adverse to the current or future business, condition (financial or otherwise), assets, operations, results of operations, or liabilities (contingent or otherwise) of the Target Corporations, as the case may be, provided that a Material Adverse Change shall not include an adverse change resulting from a change:

(i)                                     that arises out of a matter that has been publicly disclosed prior to the date of this Agreement or otherwise disclosed in writing by a Party to the other Party prior to the date of this Agreement;

(ii)                                  that results from conditions affecting the medical cannabis market generally in Canada, the United States, Argentina, Jamaica and Colombia, including changes in laws, government policies or programs or taxes;

(iii)                               that results from general economic, financial, currency exchange, interest rate or securities market conditions in Canada, the United States, Argentina, Jamaica or Colombia; or

(iv)                              that is a direct result of any matter permitted by this Agreement or consented to in writing by the applicable Party,

provided further, however, that with respect to clauses (ii) through to and including (iv), such matter does not have a materially disproportionate effect on the Target Corporations, taken as a whole, relative to other comparable companies and entities operating in the industry in which the Target Corporations operate; provided, however that this does not include any currency fluctuations of the Argentinian peso against the US or Canadian dollar.

“Material Authorizations” has the meaning specified in Section 3.1(I)(m)(i).

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“MMJ Colombia” means MMJ Colombia Partners Inc., a corporation existing under the laws of Colombia.

“MMJ International” means MMJ International Investments Inc., a corporation existing under the laws of the Province of British Columbia.

“Notice” has the meaning specified in Section 10.1.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

“Outside Date” means December 31, 2018.

“Parties” means the Vendor and the Purchaser and any other Person who may become a party to this Agreement and “Party” means any one of them.

“Permitted Liens” means (i) Liens for Taxes not yet due and delinquent, (ii) easements, encroachments and other minor imperfections of title which do not, individually or in the aggregate, detract from the value of or impair the use or marketability of any real property, and (iii) Liens listed and described in the Data Room but only to the extent such Liens conform to their description in the Data Room.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Pre-Closing Reorganization” means the matters contained in the structuring memorandum of MNP LLP dated July, 2018 entitled “International Acquisition Structuring” pursuant to which Scythian will, prior to the Closing Date, indirectly acquire each of the Target Corporations, together with the other procedural steps and mechanics outlined in Schedule “A” hereto.

“Pre-Closing Tax Period” means a taxation year or other fiscal period (or the portion thereof) that ends on or before the Closing Date.

“Public Record” means all documents publicly filed under the profile of the Vendor on the System for Electronic Document Analysis Retrieval (SEDAR) since July 4, 2017.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchased Shares” has the meaning specified in Section 2.1.

“Purchaser” means Aphria.

“Regulatory Authority” has the meaning specified in Section 3.1(I)(m)(i).

“Related Party” means (i) any affiliate of a Target Corporation; (ii) the Vendor; (iii) any affiliate of the Vendor; and (iv) any director, officer, or employee of a Target Corporation and, if applicable, the Vendor or any third Person in which any of the foregoing Persons owns, directly or indirectly, more than five percent (5%) of the voting securities or partnership or other ownership interests.

“ROFR/ROFO Agreement” means the proposed right of first refusal / right of first option agreement for Aphria to purchase, in two separate tranches, up to 90.0% of the issued and outstanding common shares (or such other voting equity securities, as applicable) of an entity in Brazil from the Vendor, on the terms provided for in Schedule “C”.

“Scythian” means Scythian Biosciences Corp., a corporation existing under the laws of the Province of Ontario.

“Subsidiaries” means collectively, ABP, MMJ International, Marigold Acquisitions, Marigold, MMJ Colombia and Colcanna.

“Target Corporations” means, collectively, the Corporation and the Subsidiaries and a “Target Corporation” shall mean any one of the Corporation or any one of the Subsidiaries, as the context may require.

“Tax Act” means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.

“tax assessment period” has the meaning described in Section 8.4(1)(b).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and other documents (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies, rates, withholdings, dues, contributions and other charges, collections or assessments of any kind whatsoever, imposed by any Governmental Entity; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or (iii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Person which entitles the Indemnified Person to make a claim for indemnification under this Agreement.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“Vendor” means Scythian.

Section 1.2                                   References and Usage.

Unless expressly stated otherwise, in this Agreement:

(a)                                 reference to a gender includes all genders;

(b)                                 the singular includes the plural and vice versa;

(c)                                  “or” is used in the inclusive sense of “and/or”;

(d)                                 “any” means “any and all”;

(e)                                  the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”;

(f)                                   the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”;

(g)                                  “$” or dollars refers to the Canadian currency unless otherwise specifically indicated;

(h)                                 accounting terms not specifically defined in this Agreement are to be interpreted in accordance with GAAP;

(i)                                     a statute includes all rules and regulations made under it, if and as amended, re-enacted or replaced from time to time;

(j)                                    a Person includes its heirs, administrators, executors, legal representatives, predecessors, successors and permitted assigns;

(k)                                 the term “notice” refers to oral or written notices except as otherwise specified;

(l)                                     the term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and all schedules to it, except as otherwise provided in this Agreement; and

(m)                             whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be required to be made or such action will be required to be taken on or not later than the next succeeding Business Day and in the computation of periods of time, unless otherwise stated, the word “from” means “from and excluding” and the words “to” and “until” each mean “to and including.

Section 1.3                                   Headings, etc.

The use of headings (e.g. Article, Section, etc.) in this Agreement is reference only and is not to affect the interpretation of this Agreement. References in the Agreement to Article, Section etc., unless otherwise specified, shall mean the applicable Article, Section, etc. of this Agreement.

Section 1.4                                   Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Vendor, it will be deemed to refer to the knowledge of   and , in each case after due and diligent inquiry of such Person. [NAMES OF INDIVIDUALS WITH KNOWLEDGE]

Section 1.5                                   Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

PURCHASED SHARES AND PURCHASE PRICE

Section 2.1                                   Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date, all (but not less than all) of the issued and outstanding shares of the Corporation (collectively, the “Purchased Shares”), which represents all of the issued and outstanding shares in the capital of the Corporation.

Section 2.2                                   Date, Time and Place of Closing.

Closing will take place at the offices of Stikeman Elliott LLP, Suite 5300, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendor and the Purchaser.

Section 2.3                                   Purchase Price.

(1)                                 The consideration payable by the Purchaser to the Vendor for the Purchased Shares at Closing shall be an amount equal to $193,000,000 and US$1,000,000 (collectively, the “Purchase Price”).

(2)                                 The Purchase Price shall be paid and satisfied as follows:

(a)                                 the assumption of an aggregate of US$1,000,000 in outstanding debts of MMJ International, Marigold Acquisitions and MMJ Colombia owing to the Vendor;

(b)                                 as to the balance of the Purchase Price, by the issuance to the Vendor of an aggregate of 15,678,310 Consideration Shares, to be issued, registered and delivered as so directed by the Vendor in writing. The Consideration Shares shall be issued at a deemed share price of $12.31, being the volume weighted average price of the common shares of Aphria as traded on the facilities of the TSX for the 20 trading days immediately preceding the date of this Agreement.

(3)                                 Purchaser hereby agrees that it will jointly elect with the Vendor, upon request by the Vendor, under subsection 85(1) of the Tax Act (and any corresponding provincial provision), in respect of the transfer of the Purchased Shares pursuant to this Agreement for consideration that includes the Consideration Shares. In the event the Vendor wishes to make such an election, Vendor will prepare the election form(s) and Purchaser agrees to provide Vendor all necessary information to complete the election form(s) on a timely basis. Vendor will provide the Purchaser with a properly completed election form(s) for execution within 120 days after the Closing Date, and the Purchaser shall, within 30 days after receiving the completed election form(s), sign and return the election form(s) to the Vendor for filing with the Canada Revenue Agency. The Vendor shall be responsible for filing such form in accordance with subsection 85(6) of the Tax Act. The Vendor shall be entitled to determine the “elected amount” within the limits set out by the Tax Act. The Vendor shall be solely responsible for the correct completion and proper filing of such election form, and Purchaser shall have no any responsibility or liability in this regard. Notwithstanding the foregoing, any failure on the part of the Vendor to provide a completed election form(s) to Purchaser within 120 days after the Closing Date shall not constitute a waiver of Vendor’s intent to file a section 85(1) election or of Purchaser’s obligation to assist with the completion of such election form on a timely basis.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

Section 3.1                                   Representations and Warranties Regarding the Target Corporations.

The Vendor represents and warrants as follows to the Purchaser with respect to the Business and Target Corporations and acknowledges and agrees that the Purchaser is relying upon the representations and warranties in connection with its purchase of the Purchased Shares.

I.                                        In respect of each Target Corporation, the Vendor represents and warrants as follows:

(a)                                 Incorporation and Qualification. Each Target Corporation is a corporation incorporated and existing under the laws of its formation and has the corporate power to own and operate its property, carry on its business and enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each Target Corporation is qualified, licensed or registered to carry on business in the jurisdictions disclosed in the Data Room. The Data Room includes reference to all jurisdictions in which the nature of the Assets or the Business makes such qualification necessary or where any Target Corporation owns or leases any material Assets or conducts any material business.

(b)                                 No Conflict. Except for the filings, notifications, consents approvals, waivers and Authorizations described in the Data Room, the performance and consummation of any transaction contemplated by this Agreement and each of the Ancillary Agreements by any Target Corporation:

(i)            do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of any Target Corporation’s constating documents or by-laws;

(ii)           do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any of the terms or provisions of any Contracts, Leases or instruments to which it or any Target Corporation is a party or pursuant to which any Target Corporation’s assets or property may be affected;

(iii)          do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by any Target Corporation or the operation of the Business; and

(iv)          do not and will not result in the violation of any Law.

(c)                                  Required Authorizations. Except as disclosed in the Data Room, there is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and Authorizations described in the Data Room or that relate solely to the identity of the Purchaser or the nature of the business carried on by the Purchaser prior to Closing.

(d)                                 Required Consents. Except as disclosed in the Data Room, there is no requirement to obtain any consent, approval or waiver of a party under any Lease or Contract to which any Target Corporation is a party to any of the transactions contemplated by this Agreement, except for the consents, approvals and waivers described in the Data Room.

(e)                                  Authorized and Issued Capital. The Data Room sets out (i) the authorized share capital and (ii) the issued and outstanding share capital of each Target Corporation as of the date hereof, all of which (A) to the knowledge of the Vendor, have been duly issued and are currently outstanding as fully paid and non-assessable, and (B) at the Closing Date, will have been duly issued and outstanding as fully paid and non-assessable. None of the Target Corporations is a reporting issuer (as such term is defined under applicable securities Laws) and there is no published market for any of the Purchased Shares.

(f)                                   Subsidiaries. Except as disclosed in the Data Room, all of the issued and outstanding shares of each Subsidiary are owned by one or more of the Target Corporations, as the registered and beneficial owner with a good title, free and clear of all Liens, except for Permitted Liens and those restrictions on transfer, if any, contained in the constating documents of such Subsidiary.

(g)                                  No Other Agreements to Purchase. To the knowledge of the Vendor, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual granted by the Corporation) capable of becoming such for the purchase, subscription, allotment or issuance of any of the unissued securities of any Target Corporation.

(h)                                 Dividends and Distributions. Aside from ABP, which declared and paid a dividend prior to April 8, 2018, none of the Target Corporations has ever, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so.

(i)                                     Corporate Records. The corporate records of the Target Corporations, including all constating documents and by-laws, minute books, registers, share certificate books and all other similar documents and records (collectively, the “Corporate Records”) are, to the knowledge of the Vendor, complete and accurate in all material respects. Each Target Corporation has obtained or will obtain before Closing all requisite consents and/or waivers under all applicable unanimous shareholders agreements to consummate the transaction of purchase and sale contemplated by this Agreement and all such unanimous shareholders agreements of the Target Corporations (or equivalent governing documents) are disclosed in the Data Room.

(j)                                    Ordinary Course. The Business has been carried on in the Ordinary Course since, in the case of MMJ International, May 11, 2018, in the case of Marigold Acquisitions, March 20, 2018 and in the case of MMJ Colombia, April 8, 2018. Without limiting the generality of the foregoing, except as disclosed in the Data Room, no Target Corporation has:

(i)            increased its indebtedness for borrowed money or made any loan or advance, or assumed, guaranteed or otherwise became liable with respect to the liabilities or obligation of any Person, aside from the US$1,000,000 of indebtedness referred to in Section 2.3(2)(a);

(ii)           removed or received a notice of resignation from any auditor or director or terminated any officer or other senior employee;

(iii)          entered into any Contract with any Person with whom it does not deal at arm’s length within the meaning of the Tax Act;

(iv)          cancelled or waived any material claims or rights; or

(v)           made any change in any method of accounting or auditing practice, except as required by either GAAP or IFRS, or amended or approved any amendment to its constating documents, by-laws or capital structure;

(k)                                 No Material Adverse Change. There has not been any Material Adverse Change, and to the knowledge of the Vendor, no event has occurred or circumstance exists which could reasonably be expected to result in such a Material Adverse Change since, in the case of MMJ International, May 11, 2018, in the case of Marigold Acquisitions, March 20, 2018 and in the case of MMJ Colombia, April 8, 2018.

(l)                                     Compliance with Laws. Except as set out in the Data Room, each Target Corporation is conducting and has always conducted the Business and any past business in compliance with all applicable Laws, other than acts of non-compliance which, individually or in the aggregate, are not material.

(m)                             Authorizations.

(i)            Each of the Target Corporations holds all necessary licenses, certificates, approvals and permits from all federal, provincial, state, foreign and other regulatory authorities, including but not limited to Argentina’s National Council for Scientific and Technical Research, the National Institute of Agriculture Technology and the National Administration of Drugs, Foods and Medical Devices, Jamaica’s Cannabis Licensing Authority and Colombia’s Ministry of Health and Social Protection and the Ministry of Justice and Law, or such other foreign regulatory authorities performing functions similar to those performed by each of the foregoing entities (collectively, a

“Regulatory Authority”), that are material to the conduct of the Business , all of which are valid and in good standing, in full force and effect. All such licenses, certificates, approvals and permits that are material to any Target Corporation or the Business are listed in the Data Room (the “Material Authorizations”). For greater certainty, the Parties acknowledge that, in respect of Marigold, certain licences are conditional and, in respect of Colcanna, such licenses do not permit or otherwise contemplate the production of THC.

(ii)                                  There are no actions, suits, proceedings, grievance, arbitration, investigation, audit, or other alternative dispute resolution process involving any Target Corporation, pending, or, to the knowledge of the Vendor, threatened, against any Target Corporation which may cause any Material Authorization to be withdrawn, revoked, terminated, suspended, not renewed or result of any other impairment of the rights granted under such licence, certificate, approval or permit. None of the Target Corporations are subject to any obligation arising under an administrative or regulatory action, inspection, warning letter, notice of violation letter, or other written notice, response or commitment made to or with a Regulatory Authority or any other regulatory authority, and, to the knowledge of the Vendor, no such proceedings have been threatened.

(iii)                               Except for ordinary course inquiries by a Regulatory Authority, no Regulatory Authority is presently alleging or asserting, or, to the Vendors’ knowledge, threatening to allege or assert, noncompliance with any applicable legal requirement or registration in respect of any of the Target Corporations’ conduct relating to the Business.

(iv)                              No reports, documents, records, filing or submission to a Regulatory Authority or any other regulatory body, that was or is intended to be the basis for any approval of any of the Target Corporations’ conduct relating to the Business, to the knowledge of the Vendor, contains any omission or false information.

(n)                                 Sufficiency of Assets. The Business is the only business operation carried on by the Target Corporations. The Assets will include, as at the Closing Date, all rights and property necessary to enable each of the Target Corporations to conduct the Business after the Closing as reflected and disclosed in the Forecast and in this Agreement, including without limiting the foregoing, Section 5.1(5).

(o)                                 Title to the Assets.

(i)                                     Each Target Corporation owns (with good title) all of the properties and assets that it purports to own that are material to the conduct of the Business including all the properties and assets reflected as being owned by such Target Corporation in its financial Books and Records and as of the Closing Date;

(ii)           Each Target Corporation has legal and beneficial ownership of its Assets free and clear of all Liens, except for Permitted Liens or as otherwise set out in the Data Room; and

(iii)          No other Person owns any property or assets which are being used in the Business except for the Leased Properties, the personal property leased by the Corporation pursuant to the Material Contracts and the Intellectual Property licensed to the Corporation and disclosed in the Data Room.

(p)                                 No Options, etc. to Purchase Assets. To the knowledge of the Vendor, no Person has any Contract, option, understanding, or any right or privilege capable of becoming such for the purchase or other acquisition from any Target Corporation of any Assets, other than (i) Assets which are obsolete and which individually or in the aggregate do not exceed $100,000; (ii) inventory to be sold in the Ordinary Course; or (iii) as disclosed in the Data Room.

(q)                                 Condition of Tangible Assets. To the knowledge of the Vendor, none of the buildings, plants, structures, vehicles, equipment or other property of the Target Corporations are in need of maintenance or repairs except for routine maintenance and repairs in the Ordinary Course that are not material in nature or cost.

(r)                                    Material Contracts. Except for the Contracts listed in the Data Room (collectively, the “Material Contracts”), to the knowledge of the Vendor, no Target Corporation is a party to or bound by:

(i)            any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP or IFRS;

(ii)           any confidentiality, secrecy, non-disclosure or exclusivity Contract or any Contract limiting the freedom of any Target Corporation to engage in any line of business, set the material terms of its Contracts, compete with any other Person, solicit any Persons for any purpose or otherwise to conduct its business;

(iii)          any Contract with any Person with whom any Target Corporation or any Vendor does not deal at arm’s length within the meaning of the Tax Act; or

(iv)          any Contract that is material to the Business.

(s)                                   No Breach of Material Contracts. To the knowledge of the Vendor;

(i)            each Target Corporation has performed all of the material obligations required to be performed by it and is entitled to all benefits under the Material Contracts to which it is a party;

(ii)           no Target Corporation is alleged to be in material default of any Material Contract to which it is a party;

(iii)          each of the Material Contracts is in full force and effect, unamended, and there exists no material default or event of default or event, occurrence, condition or act (including the transactions contemplated herein) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default of any Target Corporation or its counterparty under any Material Contract; and

(iv)          true, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(t)                                    Books and Records.

(i)                                     All accounting and financial Books and Records of the Target Corporations have been fully, properly and accurately kept and completed in all material respects; and

(ii)                                  Such Books and Records and other data and information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which will not be available in the Ordinary Course.

(u)                                 Financial Statements. The Financial Statements have been prepared by management of each respective Target Corporation in accordance with GAAP or IFRS, applied on a basis consistent with those of previous fiscal years and each presents fairly the financial position of the applicable Target Corporation as at the date of such Financial Statements and the results of its operations for the period then ended in accordance with GAAP or IFRS. True, correct and complete copies of the Financial Statements are disclosed in the Data Room.

(v)                                 No Material Undisclosed Liabilities. No Target Corporation has any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) other than (i) liabilities or obligations to the extent shown on the Financial Statements; or (ii) current liabilities incurred in the Ordinary Course since, in the case of MMJ International, May 11, 2018, in the case of Marigold Acquisitions, March 20, 2018 and in the case of MMJ Colombia, April 8, 2018.

(w)                               Employees.

(i)            There is no unfair labour practice complaint, grievance or arbitration proceeding pending or in progress or, to the knowledge of the Vendor, threatened against any Target Corporation;

(ii)           To the knowledge of the Vendor, all amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records; and

(iii)          To the knowledge of the Vendor, current and complete copies of all Employment Contracts have been delivered or made available or described to the Purchaser.

(x)                                 Insurance. The Data Room contains a correct and complete list of insurance policies to which any Target Corporation is a party, an insured or a beneficiary or under which such Target Corporation or any officer or director of the Target Corporation is covered, setting out, in respect of each policy, the type of policy, the name of insurer, the coverage allowance, the expiration date, the annual premium and any pending claims. None of the Target Corporations is in material default with respect to any of the provisions contained in the insurance policies.

(y)                                 Anti-Corruption.

(i)            No Target Corporation and no representative, or Person acting on behalf, of any Target Corporation in its capacity as such has violated the anti-bribery or anti-corruption Laws of any jurisdiction applicable to the Target Corporations; and

(ii)           The Target Corporations have at all times complied with all Laws relating to export control and trade sanctions or embargoes applicable to the Target Corporations.

(z)                                  Money Laundering. The Business has been conducted in compliance with financial record-keeping and reporting requirements of applicable Laws relating to money laundering, including the Proceeds of Crime (Money Laundering) and Terrorism Financing Act (Canada) or any similar legislation.

(aa)                          Taxes.

(i)                                     Each Target Corporation has paid all Taxes which are due and payable within the time required by applicable Law, and has paid all assessments and reassessments it has received in respect of Taxes. Each Target Corporation has provided full and adequate provision in accordance with IFRS in the Financial Statements for all Taxes for periods to which they relate which are not yet due and payable. Since the date of such financials, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued. No Target Corporation has received any refund of Taxes to which it is not entitled.

(ii)           Each Target Corporation has filed or caused to be filed with the appropriate Governmental Entity, within the times and in the manner prescribed by applicable Law, all Tax Returns which are required to be filed by or with respect to it. The information contained in such Tax Returns is correct and complete and such Tax Returns reflect accurately all liability for Taxes of each Target Corporation for the periods covered thereby.

(iii)          There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, any Target Corporation.

(iv)          To the knowledge of the Vendor, there are no claims, actions, suits, audits, proceedings, investigations or other actions pending or threatened against any Target Corporation in respect of Taxes and, to the knowledge of the Vendor, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against any Target Corporation by a Governmental Entity. No Target Corporation is negotiating any final or draft assessment or reassessment in respect of Taxes with any Governmental Entity and no Target Corporation has received any indication from any Governmental Entity that an assessment or reassessment is proposed or may be proposed in respect of any Taxes for any period ending on or prior to the Closing Date.

(v)           Each Target Corporation has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under any applicable Law.

(vi)          No claim has ever been made by a Governmental Entity in respect of Taxes in a jurisdiction where any Target Corporation does not file Tax Returns that such Target Corporation is or may be subject to Tax by that jurisdiction.

(vii)         The terms and conditions made or imposed in respect of every transaction (or series of transactions) between any Target Corporation and any Person that is (x) a non-resident of Canada for purposes of the Tax Act, and (y) not dealing at arm’s length with such Target Corporation, as the case may be, for purposes of the Tax Act, do not differ from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act, and all documentation or records as required by applicable Law has been made or obtained in respect of such transactions (or series of transactions).

(viii)        No Target Corporation is party to or bound by any tax sharing agreement, tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).

(ix)          There are no circumstances existing which could result in the application to any Target Corporation of sections 17, 78, 80, 80.01, 80.02, 80.03, 80.04 of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(x)           No Target Corporation has acquired property from a Person not dealing at arm’s length (for purposes of the Tax Act) with it in circumstances that would result in such Target Corporation becoming liable to pay Taxes of such Person, including under subsection 160(1) of the Tax Act or any analogous provision of any comparable Law of any province or territory of Canada.

(xi)          No Target Corporation is subject to any joint venture, partnership or other arrangement or contract that is treated as a partnership for income tax purposes in any jurisdiction.

(bb)                          Related Party Transactions.

(i)            Except as disclosed in the Data Room, there are no accounts payable, accounts receivable or other obligations, transactions, Contracts or liabilities of any nature whatsoever between any Target Corporation, on the one hand, and any Related Party, on the other hand, excluding (A) any obligation of such Target Corporation incurred in the Ordinary Course to pay wages, salaries or fees for service to any Related Party in connection with such Related Party’s services as an employee of such Target Corporation; or (B) any intercompany liabilities as between the Target Corporations incurred in the Ordinary Course.

(ii)           No Related Party owns or has any proprietary, financial or other interests (direct or indirect) in any Authorization or Asset which any Target Corporation owns, possesses or uses in the operation of the Business as now or previously conducted.

(cc)                            No Brokers. No Target Corporation, nor any of their respective representatives, has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

(dd)                          Full Disclosure. Neither this Agreement nor any Ancillary Agreement (i) contains any untrue statement of a material fact in respect of the affairs, operations or condition of the Target Corporations, the Assets, the Business or the transactions contemplated herein, or (ii) to the knowledge of the Vendor, omits any statement of a material fact necessary in order to make the statements in respect of, the affairs, operations or condition of any Target Corporation, the Assets, the Business or the transactions contemplated by the Agreement contained herein or therein not misleading. There is no fact known to the Vendor which materially and adversely affects the affairs, operations or condition of any Target Corporation, the Assets, the Business or the transactions contemplated herein which has not been set forth in this Agreement or in the Data Room.

II.                                   In respect of ABP, the Vendor represents and warrants as follows:

(a)                                 Leases. The Data Room sets out a complete and accurate list, in all material respects, of all Leases to which ABP is a party and a complete and accurate list of all real property (by municipal address) which are the subject of the Leases (collectively, the “ABP Leased Properties”). The rental payments under each applicable Lease (including any prepaid rental payments and specifying any breakdown of base rent and additional rents), any rights of renewal and the term thereof, and any restrictions on assignment or change of control pertaining to such Lease are disclosed in the Data Room. Each Lease creates a good and valid leasehold estate in the ABP Leased Properties thereby demised and is in full force and effect without amendment.

(b)                                 Intellectual Property.

(i)                                     The Data Room sets out all material Intellectual Property of third parties used by ABP in the Business in Argentina (“ABP Third Party Intellectual Property”). Except as disclosed in the Data Room, ABP uses the ABP Third Party Intellectual Property only pursuant to valid, effective written license agreements (collectively, the “ABP Third Party Licenses”) and ABP has not exercised any rights, including without limitation any use, reproduction, distribution or derivative work rights, outside the scope of any ABP Third Party Licenses.

(ii)                                  Except as disclosed in the Data Room, the ABP Third Party Intellectual Property constitutes all material Intellectual Property used by ABP.

(c)                                  Clinical Trials etc. Nothing has come to the attention of the Vendor that has caused the Vendor to believe that the completed studies, tests, preclinical studies and clinical trials conducted by or on behalf of ABP were not and are not currently conducted, in all material respects, in accordance with Good Clinical Practices, experimental protocols approved by an institutional Research Ethics Board.

(d)                                 Banking Relationships. Except as disclosed in the Data Room, ABP has bona fide banking relationships and one or more registered banking accounts with a recognized financial institution in Argentina. All such banking relationships comply with applicable Laws.

III.                              In respect of Colcanna, the Vendor represents and warrants as follows:

(a)                                 Ordinary Course. Except as disclosed in the Data Room, Colcanna has not compromised or settled any litigation, proceeding or other governmental action relating to the Assets or the Business in Colombia.

(b)                                 Material Contracts. Except as disclosed in the Data Room, Colcanna is not a party to or bound by any Contract for capital expenditures in excess of $100,000 in the aggregate.

(c)                                  Environmental Laws. Colcanna is in compliance with all applicable Environmental Laws in all material respects. To the knowledge of the Vendor, there are no contaminants located in the ground or in groundwater under any of the cultivation facilities for Colcanna.

(d)                                 Inventories. To the knowledge of the Vendor, the inventory levels of “mother plants” of Colcanna have been maintained at levels sufficient for the continuation of the Business in Colombia in the Ordinary Course.

(e)                                  Banking Relationships. Except as disclosed in the Data Room, Colcanna has bona fide banking relationships and one or more registered banking accounts with a recognized financial institution in Colombia. All such banking relationships comply with applicable Laws.

IV.                               In respect of Marigold, the Vendor represents and warrants as follows:

(a)                                 Ordinary Course. Except as disclosed in the Data Room, Marigold has not permitted any of its facilities to be shut down for any period of time in excess of one week.

(b)                                 Leases. The Data Room sets out a complete and accurate list, in all material respects, of all Leases to which Marigold is a party and a complete and accurate list of all real property (by municipal address) which are the subject of the Leases (collectively, the “Marigold Leased Properties”). The rental payments under each applicable Lease (including any prepaid rental payments and specifying any breakdown of base rent and additional rents), any rights of renewal and the term thereof, and any restrictions on assignment or change of control pertaining to such Lease are disclosed in the Data Room. Each Lease creates a good and valid leasehold estate in the Marigold Leased Properties thereby demised and is in full force and effect without amendment.

(c)                                  Material Contracts. Except as disclosed in the Data Room, to the knowledge of the Vendor, Marigold is not a party to or bound by any Contract for capital expenditures in excess of $100,000 in the aggregate.

(d)                                 Intellectual Property.

(i)            The Data Room sets out all material Intellectual Property of third parties used by Marigold in the Business in Jamaica (“Marigold Third Party Intellectual Property”). Except as disclosed in the Data Room, Marigold uses the Marigold Third Party Intellectual Property only pursuant to valid, effective written license agreements (collectively, the “Marigold Third Party Licenses”) and Marigold has not exercised any rights, including without limitation any use, reproduction, distribution or derivative work rights, outside the scope of any Marigold Third Party Licenses.

(ii)           Except as disclosed in the Data Room, the Marigold Third Party Intellectual Property constitutes all material Intellectual Property used by Marigold.

(e)                                  Environmental Laws. Marigold is in compliance with all applicable Environmental Laws in all material respects. To the knowledge of the Vendor, there are no contaminants located in the ground or in groundwater under any of the cultivation facilities for Marigold.

(f)                                   Inventories. To the knowledge of the Vendor, the inventory levels of “mother plants” of Marigold have been maintained at levels sufficient for the continuation of the Business in Jamaica in the Ordinary Course.

Section 3.2                                   Representations and Warranties Regarding the Vendor.

The Vendor represents and warrants to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Shares:

(a)                                 Incorporation and Qualification. The Vendor is incorporated and existing under the laws of the jurisdiction of its organization and has the corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b)                                 Corporate Authorization. The execution, delivery of and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporation action on the part of the Vendor.

(c)                                  No Conflict. The execution, delivery and performance by the Vendor of this Agreement and the consummation of the transaction of purchase and sale contemplated by this Agreement and each of the Ancillary Agreements to which it is a party:

(i)            do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) constitute or result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Vendor’s constating documents or by-laws;

(ii)           do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Contracts to which the Vendor is a party or pursuant to which any of its assets or property may be affected;

(iii)          do not and will not result in a breach of, or cause the termination or revocation of, any Authorization held by the Vendor in connection with the ownership of the Purchased Shares or the operation of the Business; and

(iv)          do not and will not result in the violation of any Law.

(d)                                 Required Consents. There is no requirement to obtain any Authorization of a party under any Lease or any Contract to which the Vendor is a party to any of the transactions contemplated by this Agreement.

(e)                                  Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which it is a party has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(f)                                   No Other Agreements to Purchase. Except for the Purchaser’s right under this Agreement, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition from the Vendor of any Purchased Shares.

(g)                                  Title to Purchased Shares. The Vendor owns the Purchased Shares as the registered and beneficial owner with a good title, free and clear of all Liens other than those restrictions on transfer, if any, contained in the articles of the Corporation. Upon completion of the transaction contemplated by this Agreement, the Vendor will have transferred to the Purchaser good and valid title to such Purchased Shares, free and clear of all Liens other than (i) those restrictions on transfer, if any, contained in the articles of the Corporation, and (ii) Liens granted by the Purchaser.

(h)                                 No Action. The Vendor is not aware of any action, suit or proceeding, at law or at equity, for or by any court or any federal, provincial, municipal or other governmental department, commission, board, agency or instrumentality which would prevent or materially adversely affect the transactions contemplated by this Agreement or any Ancillary Agreement to which it is a party.

(i)                                     Residence. The Vendor is not a non-resident of Canada within the meaning of the Tax Act.

(j)                                    No Brokers. Except for the fees payable to Haywood Securities Inc. and Clarus Securities Inc. as advisors to the Vendor in respect of the proposed sale and purchase of the Purchased Shares, neither the Vendor nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement or any Ancillary Agreement to which it is a party.

(k)                                 Formal Valuation. The Vendor has received a formal valuation report in respect of the sale of the Purchased Shares to the Purchaser from an independent valuator in accordance with the requirements of MI 61-101 for related party transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Section 4.1                                   Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendor and acknowledges and agrees that the Vendor is relying on such representations and warranties in connection with the sale of the Purchased Shares:

(a)                                 Organization and Status. The Purchaser is a corporation incorporated, continued, amalgamated or otherwise formed and is existing under the laws of its jurisdiction of organization and has the corporate power and authority to enter into and perform its obligations under this Agreement;

(b)                                 Authority. The execution, delivery of and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary corporation action on the part of the Purchaser.

(c)                                  No Violation or Breach. The execution and delivery of and performance by the Purchaser of this Agreement:

(i)            will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under, any of the terms or provisions of the Purchaser’s constating documents or by-laws;

(ii)           will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or violation of or a conflict with, or allow any other person to exercise any rights under any contracts or instruments to which the Purchaser is a party; and

(iii)          will not result in the violation of any Law.

(d)                                 Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction;

(e)                                  Consideration Shares. The Consideration Shares to be issued pursuant to this Agreement have been duly authorized for issuance by all necessary action on the part of the Purchaser and, when issued and delivered pursuant to this Agreement, will (i) have been validly issued and outstanding as fully paid and non-assessable shares; and (ii) have been issued in compliance with all applicable Laws, including applicable securities Laws and the rules and regulations of the TSX.

(f)                                   Authorized and Issued Capital. The authorized capital of the Purchaser consists of an unlimited number of common shares, of which as at the close of trading on the last Business Day immediately preceding the date of this Agreement, 232,382,569 common shares are issued and are outstanding as fully paid and non-assessable.

(g)                                  Investment Canada Act. The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(h)                                 No Brokers. Neither the Purchaser nor any of its representatives has incurred any liability or obligation to any broker, agent, investment bank or other intermediary for any fee, commission or other similar payment in connection with the transactions contemplated by this Agreement.

(i)            Public Record. The Purchaser has filed on SEDAR all documents required to be filed by the Purchaser under applicable Canadian securities Laws. The Purchaser’s documents publicly filed on SEDAR do not contain any material misrepresentations or omissions. The Purchaser has complied with all applicable Canadian securities Laws regarding the disclosure of material changes and has no confidential material change reports outstanding.

ARTICLE 5

COVENANTS

Section 5.1                                   Conduct of Business Prior to Closing.

(1)                                 During the Interim Period, the Vendor shall complete the Pre-Closing Reorganization.

(2)                                 The Vendor shall use its commercially reasonable best efforts to cause each Target Corporation to conduct the Business in the Ordinary Course until the Closing Date, subject to any exceptions expressly consented to by the Purchaser in writing.

(3)                                 The Vendor shall use its commercially reasonable efforts (i) to not cause or permit to exist a breach of any representations and warranties of the Vendor contained in this Agreement; and (ii) to cause the Business to be conducted in such a manner that on the Closing Date such representations and warranties will be true, correct and complete as if they were made on and as of such date.

(4)                                 The Vendor shall use its commercially reasonable efforts to ensure that all capital expenditures, operating expenditures and any other expenditures relating to the Target Corporations and the operation of the Business are made in strict compliance with the Forecast and that any deviations therefrom and first approved in writing by the Purchaser, provided however that in respect of the aggregate of $US15,000,000 of capital expenditures required in respect of Colcanna (and as reflected in the Forecast): (a) the Vendor shall pay or otherwise satisfy US$2,000,000 of such amount on or prior to the Closing Date; and (b) the remaining US$13,000,000 of such capital expenditures shall be borne by the Purchaser.

(5)                                 In respect of the additional US$5,000,000 outstanding liability owing to Colcanna, the Vendor shall (a) pay or otherwise satisfy US$2,000,000 of such amount on or prior to the Closing Date; and (b) cause the remaining US$3,000,000 to be delivered into a trust account of the Purchaser or the Purchaser’s counsel, to be held and released on such terms as the Purchaser may elect. For greater certainty, if any amount of the US$3,000,000 comes due prior to the Closing Date, the Vendor shall have made such payment, and the amount to be deposited into the trust account shall be reduced by such amount.

Section 5.2                                   Notice of Untrue Representation or Warranty.

(1)                                 The Vendor shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Vendor, upon any representation or warranty made by it contained in this Agreement becoming untrue or incorrect during the Interim Period. Each representation and warranty will be deemed to be given at and as of all times during the Interim Period. Any such notification must set out the particulars of the untrue, incorrect or inaccurate representation or warranty and details of any actions being taken by the Vendor or the Purchaser, as the case may be, to rectify that state of affairs (the “Interim Notice”).

(2)                                 Where any of the closing conditions set out in Section 6.1 would not be satisfied without an amendment to the Data Room to qualify the representations and warranties with respect to any matter or thing that did not exist on or prior to the date hereof and did not arise or occur as a result of, or in connection with, any breach of this Agreement, the Purchaser may:

(a)                                 terminate this Agreement immediately in the case where the Purchaser delivers the Interim Notice, or within 5 Business Days following receipt of the Interim Notice delivered by the Vendor; or

(b)                                 permit the Vendor to supplement the Data Room, which supplement does not cure any breach of the representation and warranty and waive the Purchaser’s termination right set out in Section 5.2(2)(a) arising in connection with such amendment and any corresponding closing condition in favour of the Purchaser in Section 6.1, provided that such waiver does not limit or otherwise affect any remedies available to the Purchaser.

Section 5.3                                   Actions to Satisfy Closing Conditions.

(1)                                 The Vendor shall use its reasonable best efforts to take or cause to be taken all such actions so as to ensure compliance with all of the conditions set forth in Section 6.1.

(2)                                 The Purchaser shall use its reasonable best efforts to take or cause to be taken all such actions so as to ensure compliance with all of the conditions set forth in Section 6.2.

Section 5.4                                   Notices and Request for Consents.

(1)                                 The Vendor shall use its reasonable best efforts to obtain or cause to be obtained prior to Closing, all consents, approvals and waivers that are required by the terms of the Leases and the Contracts to which any Target Corporation is a party in order to complete the transactions contemplated by this Agreement, including the consents, approvals and waivers described in the Data Room. Such consents, approvals and waivers will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser shall, at the expense of the Vendor, reasonably co-operate in obtaining such consents, approvals and waivers.

(2)                                 The Vendor shall provide notices (in form and substance acceptable to the Purchaser, acting reasonably) that are required by the terms of the Leases and the Contracts to which any Target Corporation is a party in connection with the transactions contemplated by this Agreement.

Section 5.5                                   Additional Covenants.

Not in limitation of the general interim closing covenants provided in Section 5.1 or any other provision of this Agreement, the Vendor and the Purchaser, as applicable, covenants and agrees that during the Interim Period, they shall perform or cause to be performed, as applicable, the additional pre-closing and non-solicitation covenants provided for in Schedule “B” to this Agreement.

ARTICLE 6

CONDITIONS OF CLOSING

Section 6.1                                   Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)                                 Truth of Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement are true and correct as of the date of this Agreement, provided that, to the extent any such representations and warranties of the Vendor contain any materiality qualification, such representations and warranties are accurate in all respects, with the same force and effect as if such representations and warranties had been made on and as of such date and the Vendor shall have executed and delivered a certificate of a senior officer to that effect.

(b)                                 Performance of Covenants. The Vendor shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by the Vendor at or prior to the Closing, and the Vendor shall have executed and delivered a certificate of a senior officer to that effect. Not in limitation of the foregoing, the Vendor shall have executed and delivered a certificate of a senior officer to the effect that it has complied with the provisions of the Forecast.

(c)                                  Consents and Authorizations. All filings, notices, Authorizations, consents, approvals, including applicable regulatory approvals for the respective jurisdictions of the Target Corporation, as applicable, and waivers required to be obtained prior to Closing (and as disclosed in the Data Room) will have been obtained on terms acceptable to the Purchaser, acting reasonably. All such filings, notices, Authorizations, consents, approvals and waivers will be in force and will not have been modified or rescinded.

(d)                                 Deliveries. The Vendor shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser acting reasonably:

(i)                                     share certificates representing the Purchased Shares, free and clear of all Liens, held by the Vendor duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record, together with evidence satisfactory to the Purchaser that the Purchaser has been entered upon the books of the Corporation as the holder of the Purchased Shares;

(ii)                                  certified copies of (i) the charter documents and by laws of the Vendor and each Target Corporation, (ii) all resolutions of the shareholders and the board of directors of the Vendor and each Target Corporation approving the entering into and completion of the transaction contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of the directors and officers of each Target Corporation authorized to sign agreements together with their specimen signatures;

(iii)                               a certificate of status, compliance, good standing or like certificate with respect to the Vendor and each Target Corporation issued by appropriate government officials of their respective jurisdictions of incorporation and, in the case of the Target Corporations, of each jurisdiction in which such Target Corporation carries on its business;

(iv)                              a duly executed copy of the ROFR/ROFO Agreement on terms and conditions mutually satisfactory to the Parties, acting reasonably, consistent with the heads of terms provided in Schedule “C”;

(v)                                 a transitional services agreement for a term up to but not exceeding three months duly executed by the Vendor in respect of payroll and benefits matters for certain United States employees of the Vendor and/or the Target Corporations, in form and substance satisfactory to the Purchaser;

(vi)                              a three-year non-competition and confidentiality agreement in the form attached hereto as Schedule “E”, duly executed by the Vendor and such other Persons as the Purchaser may reasonably request;

(vii)                           an employment and/or consulting agreement duly executed by such employees and consultants of the Target Corporations as the Purchaser may determine and identify to the Vendor in writing no less than 15 Business Days prior to Closing, in form and substance satisfactory to the Parties;

(viii)                        subject to applicable residency requirements in the jurisdictions of the Target Corporations, a duly executed resignation effective as at the Closing of each director of each Target Corporation as the Purchaser may specify in writing at least three (3) Business Days prior to Closing, in form and substance satisfactory to the Purchaser, acting reasonably.

(e)                                  Pre-Closing Reorganization. The Purchaser shall have received evidence satisfactory to it, acting reasonably, of the completion of the Pre-Closing Reorganization.

(f)                                   Marigold Banking Relationships. The Purchaser shall have received satisfactory evidence that Marigold has secured bona fide banking relationships and one or more registered banking accounts with a recognized financial institution in its applicable jurisdiction and that all such banking relationships comply with applicable Laws.

(g)                                  Hampstead Royalty. The Purchaser shall have received satisfactory evidence that Hampstead Holdings Ltd. (“Hampstead”) has been exported or continued from Bermuda to a corporate domicile satisfactory to the Purchaser and/or that the exclusive royalty agreement between Hampstead and Marigold has been assigned to an entity satisfactory to the Purchaser, in each case at the sole expense of the Vendor.

(h)                                 Colcanna Real Property. The Purchaser shall have received satisfactory evidence that Colcanna has secured good and valid fee simple title to certain real property located in Colombia, free and clear of all Liens, other than Permitted Liens.

(i)                                     Colcanna Payments. The Purchaser shall have received satisfactory evidence that the payments required to be made by the Vendor in respect of Colcanna under Section 5.1(4)(a) and Section 5.1(5) have been made.

(j)                                    TSX Approval. The Purchaser shall have received receipt of conditional approval from the TSX for the transactions contemplated by this Agreement.

(k)                                 Proceedings. All proceedings to be taken in connection with the transactions contemplated by this Agreement and any Ancillary Agreement are reasonably satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser shall have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all necessary proceedings in connection therewith.

(l)                                     No Material Adverse Change. There shall not have occurred any Material Adverse Change since, in the case of MMJ International, May 11, 2018, in the case of Marigold Acquisitions, March 20, 2018 and in the case of MMJ Colombia, April 8, 2018.

(m)          Shareholder Approval. The Vendor shall have obtained shareholder approval, including majority of the minority shareholder approval, of the sale of the Purchased Shares to the Purchaser in accordance with the requirements of MI 61-101 for related party transactions.

(n)           No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Purchaser), and there is no order or notice from any Governmental Entity, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any terms or conditions on the transactions contemplated by this Agreement, the Business or the business of the Purchaser or otherwise limiting the right of the Purchaser to conduct its business or the Business after Closing.

Section 6.2            Conditions for the Benefit of the Vendor.

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion.

(a)                                 Truth of Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement are true and correct as of the date of this Agreement, provided that, to the extent any such representations and warranties contain any materiality qualification, such representations and warranties are accurate in all respects.

(b)                                 Performance of Covenants. The Purchaser shall have fulfilled or complied with all covenants contained in this Agreement required to be fulfilled or complied with by it at or prior to Closing and the Purchaser shall have executed and delivered a certificate of a senior officer to that effect.

(c)                                  Deliveries. The Purchaser shall deliver or cause to be delivered to the Vendor the following in form and substance satisfactory to the Vendor, acting reasonably:

(i)            share certificates representing the Consideration Shares together with evidence satisfactory to the Vendor that the Vendor has been entered upon the books of the Purchaser as the holder of the Consideration Shares;

(iii)          certified copies of (i) the charter documents and extracts from the by-laws of the Purchaser relating to the execution of documents, (ii) all resolutions of the shareholders and the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iii) a list of its officers and directors authorized to sign agreements together with their specimen signatures; and

(iv)                              a certificate of status, compliance, good standing or like certificate with respect to the Purchaser issued by appropriate government official of the jurisdiction of its incorporation.

(d)                                 Proceedings. All proceedings to be taken in connection with the transactions contemplated in this Agreement and any Ancillary Agreement are reasonably satisfactory in form and substance to the Vendor, acting reasonably, and the Vendor shall have received copies of all the instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

(e)                                  No Legal Action. No action or proceeding will be pending or threatened by any Person (other than the Vendor, the Purchaser or the Corporation) and there is no order or notice from any Governmental Entity, to (or seeks to) enjoin, restrict or prohibit, on a temporary or permanent basis any of the transactions contemplated by this Agreement or imposing any terms or conditions on the transactions contemplated by this Agreement.

(f)                                   Exchange Approval. The Vendor shall have received receipt of conditional approval from the TSXV (or such other Canadian marketplace on which the common shares of the Vendor are listed for trading if not the TSXV) for the transactions contemplated by this Agreement including, for greater certainty, the acquisitions of each of MMJ International, Marigold Acquisitions and MMJ Colombia in accordance with the Pre-Closing Re-Organization.

(g)                                  Pre-Closing Reorganization. The acquisitions of MMJ International, Marigold Acquisitions and MMJ Colombia by the Vendor substantially in accordance with the Pre-Closing Reorganization shall have been completed.

(h)                                 Shareholder Approval. The Vendor shall have obtained shareholder approval, including majority of the minority shareholder approval, of the sale of the Purchased Shares to the Purchaser in accordance with the requirements of MI 61-101 for related party transactions.

ARTICLE 7

TERMINATION

Section 7.1                                   Termination Rights.

This Agreement may, by notice in writing given on or prior to the Closing Date, be terminated:

(a)                                 by mutual consent of the Vendor and the Purchaser;

(b)                                 by the Vendor or the Purchaser if the Closing has not occurred by 5:00 pm (Toronto time) on the Outside Date, provided that such Party may not terminate this Agreement under this Section 7.1(b) if it has failed to perform any one or more of its obligations or covenants under this Agreement required to be performed at or prior to Closing and the Closing has not occurred because of such failure; or

(c)                                  by the Purchaser, if:

(i)            there has been a material breach of this Agreement by the Vendor and such breach has not been waived by the Purchaser;

(ii)           any of the conditions in Section 6.1 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Closing Date (other than as result of the failure of the Purchaser to perform any of its material obligations) and the Purchaser has not waived such condition in writing at or prior to Closing; or

(iii)          there has occurred a Material Adverse Change.

(d)                                 by the Vendor, if:

(i)            there has been a material breach of this Agreement by Purchaser and such breach has not been waived by the Vendor; or

(ii)           any of the conditions in Section 6.2 have not been satisfied or it becomes reasonably apparent that any of such conditions will not be satisfied by the Closing Date (other than as result of the failure of the Vendor to perform any of its material obligations) and the Vendor has not waived such condition at or prior to Closing.

Section 7.2                                   Effect of Termination.

The Vendor’s right of termination under this Article 7 and/or the Purchaser’s rights of termination under this Article 7 are in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination by a Party will not constitute an election of remedies. If this Agreement is terminated pursuant to Article 7, this Agreement will be of no further force or effect; provided, however, that (i) Section 9.2 (Confidentiality), this Section 7.2, and Article 10 (Miscellaneous) and provisions that by their nature should survive, will survive the termination of this Agreement, and (ii) the termination of this Agreement will not relieve any Party frorn any liability for any breach of this Agreement occurring prior to termination.

ARTICLE 8

INDEMNIFICATION

Section 8.1                                   Survival.

All provisions of this Agreement and of any certificate, instrument or document to be delivered pursuant to or in connection with this Agreement shall not merge on Closing and shall survive the Closing, the execution and delivery of any certificate, instrument or document delivered pursuant to or in connection with this Agreement and the payment of the Purchase Price.

Section 8.2                                   Indemnification in Favour of the Purchaser.

(1)                                 The Vendor shall indemnify and save the Purchaser and its shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)           any breach or inaccuracy of any representation or warranty given by the Vendor in this Agreement (whether in respect of the Target Corporations in Section 3.1 or in respect of the Vendor in Section 3.2);

(b)           any failure of the Vendor to perform or fulfil any of their covenants or obligations under this Agreement;

(c)                                  any Taxes required to be paid, by any Target Corporation in respect of (i) a Pre-Closing Tax Period, or (ii) in the case of a taxation period that begins before and ends after the time of Closing, the portion of such period ending at the time of Closing (determined in accordance with Section 8.2(2) hereof);

(d)           any action, suit, claim, proceeding, grievance, arbitration, investigation, audit or alternative dispute resolution involving any Target Corporation at any time on or prior to the Closing Date or in which it becomes involved after the Closing Date arising from facts or circumstances related to any Target Corporation that existed at any time on or prior to the Closing Date; and

(e)           the Pre-Closing Reorganization.

(2)                                 For purposes of paragraph 8.2(1)(c) hereof, in the case of a taxation period that begins before and ends after the time of Closing, Taxes shall be allocated to the portion of such period ending at the Closing Time in the following manner:

(a)                                 In the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the relevant tax period up to and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Tax period; and

(b)                                 In the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of any such Taxes shall be determined as if such taxable period ended at the time of Closing.

Section 8.3                                   Indemnification in Favour of the Vendor.

The Purchaser shall indemnify and save the Vendor and its shareholders, directors, officers, employees, agents and representatives harmless of and from, and shall pay for, any Damages suffered by, imposed upon or asserted against it or any of them as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)                                 any breach or inaccuracy of any representation or warranty given by the Purchaser contained in this Agreement; and

(b)                                 any failure of the Purchaser to perform or fulfil any of its covenants or obligations under this Agreement.

Section 8.4                                   Limitations on Indemnification.

(1)                                 The Purchaser shall not be entitled to recover Damages from the Vendor pursuant to Section 8.2(1)(a) unless a written notice of claim is delivered by the Purchaser to the Vendor:

(a)                                 at any time after Closing in respect of Section 3.1(I)(a) (Incorporation and Qualification), Section 3.1(I)(b) (No Conflict), Section 3.1(I)(c) (Required Authorizations), Section 3.1(I)(d) (Required Consents), Section 3.1(I)(e) (Authorized and Issued Capital), Section 3.1(I)(f) (Subsidiaries), Section 3.1(I)(g) (No Other Agreements to Purchase), Section 3.1(I)(m)(i) (Authorizations), Section 3.1(I)(bb) (Related Party Transactions), (Section 3.2(a) (Incorporation and Qualification), Section 3.2(b) (Corporate Authorization), Section 3.2(c) (No Conflict), Section 3.2(d) (Required Consents), Section 3.2(e) (Execution and Binding Obligation), Section 3.2(f) (No Other Agreements to Purchase), Section 3.2(g) (Title to Purchased Shares) and Section 3.2(i) (Residence) (collectively, the “Fundamental Representations of the Vendor”);

(b)                                 at any time on or before the date that is 6 months after the expiration of the period (having regard to any consent, waiver, agreement or other document that extends the period) (the “tax assessment period”) during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year in respect of Section 3.1(I)(aa) (Taxes). A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Law, excluding any items related to Taxes disclosed to the Purchaser in the Data Room; or

(c)                                  at any time on or before the date that is 18 months after the Closing Date in respect of all other representations and warranties in respect of the Target Corporations or the Vendor.

(2)                                 The Vendor shall not be entitled to recover any Damages from the Purchaser pursuant to Section 8.3(a) unless a written notice of claim is delivered by the Vendor to the Purchaser:

(a)                                 at any time after Closing in respect of Section 4:1(a) (Organization and Status), Section 4.1(b) (Authority), Section 4.1(c) (No Violation or Breach), Section 4.1(d) (Execution and Binding Obligation), Section 4.1(e) (Consideration Shares) and Section 4.1(h) (No Brokers) (collectively, the “Fundamental Representations of the Purchaser”); or

(b)                                 at any time on or before the date that is 18 months after Closing in respect of all other representations and warranties of the Purchaser.

(3)                                 The Parties agree that the statutory limitations period shall commence on the filing of the written notice of claim by the Indemnified Person and any applicable limitations period is extended or varied to the fullest extent permitted by applicable Law to give effect to this Section 8.4(3).

(4)                                 Subject to Section 8.5, the Vendor has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.2(1)(a) until the total of all Damages arising pursuant to Section 8.2(1)(a) exceeds $2,000,000, being approximately 1.0% of the aggregate Purchase Price (the “Basket Amount”). Once the total of all Damages arising pursuant to Section 8.2(1)(a) exceeds the Basket Amount, the Vendor shall be fully liable for all such Damages, both below and above such Basket Amount, up to an aggregate maximum of 50% of the Purchase Price.

(5)                                 Subject to Section 8.5, the Purchaser has no obligation to make any payment for Damages for a breach of a representation or warranty pursuant to Section 8.3(a) until the total of all Damages arising from such indemnification obligation exceeds the Basket Amount. Once the total of all Damages arising pursuant to Section 8.3(a) exceeds the Basket Amount, the Purchaser shall be fully liable for all such Damages, both below and above such Basket Amount, up to an aggregate maximum of 50% of the Purchase Price.

(6)                                 For purposes of determining whether a threshold in Section 8.4(4) and Section 8.4(5) has been met, Damages in respect of claims by a Party for indemnification or otherwise which have not been asserted will be included and nothing will preclude or prevent such Party from entering into evidence in connection with any claim the amount of such Damages.

Section 8.5                                   Exclusions to Limitations to Liability.

(1)                                 The monetary thresholds and limits set out in Section 8.4 will not apply to Damages with respect to:

(a)                                 any claims for indemnification by the Purchaser (i) for a breach of the Fundamental Representations of the Vendor; (ii) the representations set out in Section 3.1(I)(aa) (Taxes); or (iii) pursuant to Section 8.2(1)(b) to Section 8.2(1)(e); or

(b)                                 any claims for indemnification by a Vendor (i) for a breach of Fundamental Representations of the Purchaser; or (ii) pursuant to Section 8.3(b).

(2)                                 Notwithstanding any provision in this Agreement, nothing herein shall limit the time to make a claim or the liability of the Vendor for any claim involving fraud occurring on or prior to the Closing Date.

Section 8.6                                   Non-Exclusive Remedy.

(1)                                 Notwithstanding any provision in this Agreement to the contrary, the rights and remedies of the Parties under this Agreement (including the indemnification rights of the Purchaser under this Article 8 are cumulative and are without prejudice and in addition to any rights or remedies a Party may have at law or in equity.

(2)                                 Notwithstanding Section 8.6(1), to the extent that the Purchaser recovers any amount of Damages pursuant to this Article 8 from any Person other than the Vendor, such amount will be used to offset against any amounts paid or payable by the Vendor to the Purchaser in accordance with the indemnity provisions of this Article 8.

Section 8.7                                   Notification of and Procedure for Claims.

(1)                                 If a Third Party Claim is instituted or asserted against an Indemnified Person, the Indemnified Person shall promptly notify the Indemnifying Party in writing of the Third Party Claim.

(2)                                 The omission to notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Person, unless the notification occurs after the expiration of the specified period set out in Section 8.4 or (and only to that extent that) the omission to notify materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 8.7.

(3)                                 Subject to the terms of this Section 8.7 and Section 10.11(2) upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and may also elect to assume the investigation and defence of the Third Party Claim.

(4)                                 The Indemnifying Party may not assume the investigation and defence of a Third Party Claim if:

(a)                                 the Indemnifying Party is also a party to the Third Party Claim and the Indemnified Person determines in good faith that joint representation would be inappropriate;

(b)                                 the Indemnifying Party fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend the Third Party Claim and provide indemnification with respect to the Third Party Claim;

(c)                                  in the reasonable judgement of the Indemnified Person, the estimated amount of likely Damages in connection with such claim is greater than the unused portion of the maximum liability the Indemnifying Party is liable for as set out in Section 8.4;

(d)                                 subject to Section 8.7(6), the Third Party Claim is in respect of Taxes unless the assessment or reassessment relates solely to a Pre-Closing Tax Period;

(e)                                  the Indemnifying Party does not acknowledge in writing its obligation to indemnify and hold the Indemnified Person harmless with respect to the Third Party Claim; or

(f)                                   the Third Party Claim seeks relief against the Indemnified Person other than monetary damages or the Indemnified Person determines in good faith that there is a reasonable probability that the Third Party Claim may adversely affect it or its affiliates and the Indemnified Person has notified the Indemnifying Party that it will exercise its exclusive right to defend, compromise or settle the Third Party Claim.

(5)                                 In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Person written notice of its election within 15 days of Indemnifying Party’s receipt of notice of the Third Party Claim and shall comply with the procedures set out in Schedule “D”.

(6)                                 In addition to the foregoing, if the Third Party Claim is in respect of Taxes, the following additional rules shall also apply:

(a)                                 if the Indemnifying Person is entitled to and elects to assume the investigation and defence of a Third Party Claim in respect of Taxes then the Indemnifying Person shall provide to the Indemnified Person in a timely manner (x) any proposed written communications and other documents to be submitted to the relevant Governmental Entity or filed with a court in respect of any assessment or reassessment for review by the Indemnified Person and (y) copies of any correspondence received from the Governmental Entity relating to such Third Party Claim. The Indemnifying Person shall consult with the Indemnified Person with respect to the materials provided pursuant to (x) above prior to the submission or filing thereof;

(b)                                 notwithstanding anything in this Article 8 or the procedures set out in Schedule “D”, if the Indemnified Person has assumed control of the investigating and defence of a Third Party Claim in respect of Taxes, the concurrence of the Indemnifying Person to any compromise or settlement of such Third Party Claim shall not be required and, notwithstanding Section 3 of Schedule “D”, the Indemnifying Person shall be bound by any such compromise and settlement;

(c)                                  to the extent payment has not already been made by the Indemnifying Person to the Indemnified Person, should the Indemnified Person be required by the relevant assessing authority to pay any amount in respect of such Third Party Claim, forthwith upon request therefor, the Indemnifying Person will pay to the Indemnified Person the amount that the Indemnified Person is required to pay to such Governmental Entity. Should the Indemnifying Person fail to pay such amount within 30 days after receipt of written request from the

Indemnified Person to do so, the right of the Indemnifying Person to control the contesting of such Third Party Claim will cease; and

(d)                                 Within 10 days of a final determination of such Third Party Claim in respect of Taxes, the Indemnifying Person will pay to the Indemnified Person the full amount owing to Indemnified Person, to the extent that such amounts have not been previously paid to Indemnified Person.

Section 8.8                                   Adjustment to Purchase Price.

Any payment made by the Vendor as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar decrease of the Purchase Price and any payment made by the Purchaser as an Indemnifying Party pursuant to this Article 8 will constitute a dollar-for-dollar increase of the Purchase Price.

ARTICLE 9

POST-CLOSING COVENANTS

Section 9.1                                   Access to Books and Records.

For a period of six (6) months from the Closing Date, the Purchaser shall use reasonable commercial efforts to retain all original Books and Records relating to the Target Corporations that are part of the Books and Records existing on the Closing Date that relate to the three (3) year period prior to the Closing Date. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendor shall have the reasonable right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable written notice for any proper purpose and without undue interference to the business operations of the Target Corporations. The Purchaser shall have the right to have its representatives present during any such inspection.

Section 9.2                                   Confidentiality.

The Vendor hereby acknowledges that it is or may become in possession of proprietary information in connection with the Business, the Assets and each Target Corporation (“Confidential Information”). The Vendor shall and shall cause its affiliates and representatives to keep confidential and shall not use for any improper purpose or disclose to any other Person any Confidential Information, unless such information is or becomes generally available to the public other than as a result of a disclosure in violation of this Agreement. In the event the Vendor is required by Law to disclose any Confidential Information, the Vendor shall, to the extent not prohibited by applicable Law, provide the Purchaser with prompt notice of such requirements so that the Purchaser may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 9.2. The Vendor agrees that such obligation of confidentiality continues after the Closing Date and after the Closing, it shall return to Purchaser or cause to be destroyed all Confidential Information in its possession or control.

Section 9.3                                   Tax Matters.

(1)                                 The Purchaser shall cause the Target Corporations to prepare and file any Tax Returns of the Target Corporations for any Pre-Closing Tax Period which are required to be filed after the Closing Date. Such returns shall be prepared and filed on a basis consistent with applicable Laws and the past practices and procedures of the relevant entity provided that no reserve, deduction or credit may be claimed if any amount could be included in the income of the Target Corporations for any period ending after the Closing Date. The Parties acknowledge that, at the option of the Purchaser, an election under subsection 256(9) of the Tax Act will be made in respect of the taxation year of the Target Corporations ending (or otherwise ending) on or immediately prior to the Closing Date.

(2)                                 The Vendor and the Purchaser will co-operate fully and assist each other and make available to each other in a timely fashion all data and other information as may reasonably be required for the preparation and filing of all Tax Returns of the Target Corporations and will preserve that data and other information until the expiration of any applicable limitation period for maintaining books and records under any applicable Tax Law with respect to such Tax Returns.

(3)                                 All Tax Returns prepared pursuant to this section shall be provided to the Vendor in advance of filing for review and comment.

Section 9.4                                   Further Assurances.

From time to time after the Closing Date, each Party shall, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.

ARTICLE 10

MISCELLANEOUS

Section 10.1                            Notices.

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery or courier and addressed:

(a)                                 to the Purchaser at:

103-245 Talbot Street West

Leamington, Ontario

N8H 1N8

Attention:                               Chief Financial Officer

Email:                                                  carlm@aphria.com

with a copy to:

Christelle Gedeon

Chief Legal Officer, Aphria Inc.

Christelle.gedeon@aphria.com

(b)                                 to the Vendor at:

100 King Street West

Suite 5600

Toronto, Ontario

M5X 1C9

Attention:                               Chief Executive Officer

Email:                                                  rreid@scythianbio.com

with a copy to:

Gowling WLG (Canada) LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto ON M5X 1G5

Attention:                               Peter Simeon

E-mail:                                              peter.simeon@gowlingwlg.com

A Notice is deemed to be given and received if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 10.2                            Time of the Essence.

Time is of the essence in this Agreement.

Section 10.3                            Announcements.

No press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement may be made prior to Closing except with the prior written consent and joint approval of both the Vendor and the Purchaser, or if required by Law or a Governmental Entity. Where such disclosure is required by Law or a Governmental Entity, the Party required to make such disclosure will use its commercially reasonable efforts to obtain the approval of the other Party as to its form, nature and extent of the disclosure. After the Closing, any disclosure by the Vendor may be made only with the prior written consent and approval of the Purchaser unless such disclosure is required by Law or a Governmental Entity, in which case the Vendor shall use its commercially reasonable efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

Section 10.4                            Third Party Beneficiaries.

(1)                                 Except as otherwise provided in this Agreement, including Section 8.2 and Section 8.3:

(a)                                 the Vendor and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties; and

(b)                                 no Person, other than the Parties, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)                                 The Vendor acknowledges to each Indemnified Person in respect of the Purchaser his/her direct rights against it under Article 8 of this Agreement and the Purchaser acknowledges to each Indemnified Person in respect of the Vendor his/her direct rights against it under Article 8 of this Agreement. To the extent required by law to give full effect to these direct rights, the Vendor and the Purchaser agree and acknowledge that they are acting as agent of their respective Indemnified Persons. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person.

Section 10.5                            Expenses.

Except as otherwise expressly provided in this Agreement, including the provisions of Schedule “B”, each Party will pay for its own costs and expenses (including the fees and expenses of legal counsel, accountants and other advisors) incurred in connection with this Agreement or any Ancillary Agreements and the transactions contemplated by them.

Section 10.6                            Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor and the Purchaser.

Section 10.7                            Waiver.

No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s acceptance of any certificate delivered on Closing or failure or delay in exercising any right under this Agreement will not operate as a waiver of that. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 10.8                            Entire Agreement.

This Agreement together with the Ancillary Agreements (i) constitutes the entire agreement between the Parties; (ii) supersedes all prior agreements or discussions of the Parties; and (iii) sets forth the complete and exclusive agreement between the Parties, in all cases, with respect to the subject matter herein.

Section 10.9                            Successors and Assigns.

(1)                                 Upon execution of the Agreement by the Parties, it will be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

(2)                                 Except as provided in this Section 10.9, neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party. Upon giving notice to the Vendor, the Purchaser may assign this Agreement or any of its rights and/or obligations under this Agreement to:

(a)                                 any of its affiliates, provided that such affiliate and the Purchaser shall be jointly and severally liable with respect to all of the obligations of the Purchaser, including the representations, warranties, covenants, indemnities and agreements of the Purchaser; or

(b)                                 to any Person that acquires all or substantially all of the assets of the Purchaser.

Section 10.10                     Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 10.11                     Governing Law.

(1)                                 This Agreement is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)                                 Except in connection with any Third Party Claim brought against an Indemnified Person, each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum.

Section 10.12                     Counterparts.

This Agreement may be executed (including by electronic means) in any number of counterparts, each of which (including any electronic transmission of an executed signature page), is deemed to be an original, and such counterparts together constitute one and the same Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

VENDOR:

SCYTHIAN BIOSCIENCES CORP.

	By:	(signed) “Rob Reid”
Rob Reid
Chief Executive Officer

PURCHASER:

APHRIA INC.

	By:	(signed) “Carl Merton”
Carl Merton
Chief Financial Officer

SCHEDULE “A”

PRE-CLOSING REORGANIZATION STEPS

[Restructuring memorandum of MNP LLP]

[Intentionally deleted.]

SCHEDULE “B”

PRE-CLOSING AND NON-SOLICIATION COVENANTS

See attached.

ARTICLE 1

INTERPRETATION

Section 1.1                                   Defined Terms.

For purposes of this Schedule, the following terms have the following meanings. Capitalized terms used in this Schedule and not otherwise defined have the meaning ascribed to such terms in the Agreement:

“Acquisition Proposal” means, other than the transactions contemplated by the Agreement and other than any transaction involving the Vendor, the Corporation and/or one or more of the other Target Corporations and/ or their shareholders, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of the Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Vendor, the Corporation and/or the other Target Corporations or of 20% or more of the voting or equity securities of the Vendor, the Corporation and/or the other Target Corporations (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the voting or equity securities of the Vendor, the Corporation and/or the other Target Corporations (including securities convertible or exercisable or exchangeable for voting or equity securities of the Vendor, the Corporation and/or the other Target Corporations); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Vendor, the Corporation or any of the other Target Corporations; or (iv) any other similar transaction or series of transactions involving the Vendor, the Corporation or any of the other Target Corporations.

“Board” means the board of directors of the Vendor as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.2(2).

“Change in Recommendation” has the meaning specified in Section 4.1(1)(b).

“Fairness Opinion” means an opinion of Clarus Securities Inc. to the effect that, as of the date of such opinion, the Purchase Price to be received by the Vendor is fair, from a financial point of view, to the Vendor.

“Formal Valuation” means the formal valuation for the Transaction prepared by Haywood Securities Inc. in accordance with MI 61-101.

“Matching Period” has the meaning specified in Section 3.4(1)(e).

“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Required Approval” means, in respect of the votes cast by Vendor Shareholders at the Vendor Meeting for purposes of considering the Transaction Resolution: (i) not less than a majority of the votes cast by Vendor Shareholders present in person or represented by proxy and entitled to vote at the Vendor Meeting; and (ii) a simple majority of the votes cast by Vendor Shareholders present in person or represented by proxy and entitled to vote at the Vendor Meeting excluding for this purpose votes attached to Vendor Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of the Agreement to acquire not less than all of the outstanding Vendor Shares (or the Purchased Shares) or all or substantially all of the assets of the Vendor, the Corporation and/or the Target Corporations that:

(a)                                 complies with Securities Laws and did not result from or involve a breach of the Agreement or any other agreement between the Person making the Acquisition Proposal and the Vendor or the Target Corporations;

(b)                                 is reasonably capable of being completed without undue delay relative to the Agreement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)                                  is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Vendor Shares or Purchased Shares, as the case may be;

(d)                                 is not subject to any due diligence or access condition;

(e)                                  the Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Vendor, than the transactions contemplated by the Agreement; and

(f)                                   in the event that the Vendor does not have the financial resources to pay the Termination Fee, the terms of such Acquisition Proposal provide that the Person making such Superior Proposal shall advance or otherwise provide the Vendor the cash required for the Vendor to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable.

“Superior Proposal Notice” has the meaning specified in Section 3.4(1)(c).

“Support and Voting Agreements” means, collectively, the support and voting agreements between the Purchaser and each of the Vendor Locked-up Shareholders, substantially in the form of Exhibit “A”, which, inter alia, may not be terminated by the Vendor Locked-up Shareholders in the event of a Superior Proposal.

“Termination Fee” has the meaning specified in Section 5.1.

“Termination Fee Event” has the meaning specified in Section 5.1.

“Transaction Resolution” means the resolution of Vendor Shareholders approving the transactions contemplated by the Agreement to be considered at the Vendor Meeting.

“Vendor Circular” means the notice of the Vendor Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Vendor Shareholders in connection with the Vendor Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Schedule.

“Vendor Locked-up Shareholders” means each of the Vendor Shareholders who have entered into Support and Voting Agreements and all of the directors and senior officers of the Vendor.

“Vendor Meeting” means the special meeting of Vendor Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Agreement, to be called and held to consider the transactions contemplated by the Agreement

“Vendor Shareholders” means the registered or beneficial holders of the Vendor Shares, as the context requires.

“Vendor Shares” means the common shares in the capital of the Vendor.

Section 1.2                                   Exhibits.

The exhibits attached to this Schedule form an integral part of this Schedule (and the Agreement) for all purposes of it.

ARTICLE 2

COVENANTS CONCERNING THE VENDOR MEETING

Section 2.1                                   The Vendor Meeting

During the Interim Period, the Vendor shall:

(a)                                 convene and conduct the Vendor Meeting in accordance with the Vendor’s constating documents and applicable Law as soon as practical and, in any event, on or before September 15, 2018 (or such later date as may be agreed to by the Parties in writing) and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Vendor Meeting without the prior written consent of the Purchaser, except:

(A)         in the case of an adjournment, as required for quorum purposes (in which case the Vendor Meeting shall be adjourned and not cancelled);

(B)         as required by Law or by a Governmental Entity; or

(C)         as required or permitted under Section 3.4(5).

(b)                                 use its commercially reasonable efforts to solicit proxies, in accordance with the Law, in favour of the approval of the Transaction Resolution and against any resolution submitted by any Vendor Shareholder that is inconsistent with the Transaction Resolution and the completion of any of the transactions contemplated by the Agreement, including, if so requested by the Purchaser, at the Purchaser’s expense, using dealer and proxy solicitation services firms and cooperating with any Persons engaged, with the consent of the Vendor, by the Purchaser to solicit proxies in favour of the approval of the Transaction Resolution;

(c)                                  provide the Purchaser with copies of or access to information regarding the Vendor Meeting generated by any transfer agent, dealer or proxy solicitation services firm, as reasonably requested in writing from time to time by the Purchaser;

(d)                                 permit the Purchaser at its expense to, on behalf of the management of the Vendor, directly or through a soliciting dealer approved in writing by the Vendor, actively solicit proxies in favour of the Transaction Resolution on behalf of management of the Vendor in compliance with applicable Law and disclose in the Vendor Circular that the Purchaser may make such solicitations;

(e)                                  consult with the Purchaser in fixing the record date for the Vendor Meeting and the date of the Vendor Meeting, give notice to the Purchaser of the Vendor Meeting and allow the Purchaser’s representatives and legal counsel to attend the Vendor Meeting;

(f)                                   promptly advise the Purchaser, at such times as the Purchaser may reasonably request in writing and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Vendor Meeting, as to the aggregate tally of the proxies received by the Vendor in respect of the Transaction Resolution;

(g)                                  promptly advise the Purchaser of receipt by the Vendor of any communication (written or oral) from any Vendor Shareholder or other securityholder of the Vendor in opposition to the Transaction Resolution, and provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Vendor to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person;

(h)                                 not change the record date for the Vendor Shareholders entitled to vote at the Vendor Meeting in connection with any adjournment or postponement of the Vendor Meeting, unless required by applicable Law;

(i)                                     at the reasonable written request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the registered Vendor Shareholders, together with their addresses and respective holdings of Vendor Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Vendor to acquire Vendor Shares, and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Vendor Shares, together with their addresses and respective holdings of Vendor Shares; and

(j)                                    notwithstanding the receipt by the Vendor of a Superior Proposal in accordance with Article 3, unless otherwise agreed to in writing by the Purchaser, continue to take all reasonable steps necessary to hold the Vendor Meeting and to cause the Transaction Resolution to be voted on at the Vendor Meeting and not propose to adjourn or postpone the Vendor Meeting other than as permitted or required by Section 2.1(a).

Section 2.2                                   The Vendor Circular

(1)                                 The Vendor shall promptly prepare and complete, in consultation with the Purchaser, the Vendor Circular together with any other documents required by Law in connection with the Vendor Meeting and the Transaction Resolution and the Vendor shall cause the Vendor Circular and such other documents to be filed and sent to each Vendor Shareholder and any other Person as required by Law, in each case so as to permit the Vendor Meeting to be held by the date specified in Section 2.1(a).

(2)                                 The Vendor shall ensure that the Vendor Circular complies in material respects with Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Vendor Circular) and provides the Vendor Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Vendor Meeting. Without limiting the generality of the foregoing, the Vendor Circular must include: (i) a copy of the Fairness Opinion; (ii) a copy of the Formal Valuation; (iii) a statement that the Board has received the Fairness Opinion and Formal Valuation, and has unanimously determined (with directors abstaining or recusing themselves as required), after receiving legal and financial advice: (A) the entering into of the Agreement is in the best interests of the Vendor; and (B) that the Board (with directors abstaining or recusing themselves as required) recommends that the Vendor Shareholders vote in favour of the Transaction Resolution (collectively, the “Board Recommendation”), and (iii) a statement that each of the Vendor Locked-up Shareholders have entered into Support and Voting Agreements pursuant to which they intend to vote all of their Vendor Shares in favour of the Transaction Resolution and against any resolution submitted by any Vendor Shareholder that is inconsistent therewith and which cannot be terminated in the event of a Superior Proposal.

(3)                                 The Vendor shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Vendor Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its legal counsel, and agrees that all information relating solely to the Purchaser for inclusion in the Vendor Circular and any information describing the terms of the Agreement or the Target Corporations must be in a form and content satisfactory to the Purchaser, acting reasonably. The Vendor shall provide the Purchaser with a final copy of the Vendor Circular prior to its mailing to the Vendor Shareholders.

(4)                                 Each Party shall promptly notify the other Party if it becomes aware that the Vendor Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall, in a manner consistent with this Section 2.2, co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Vendor shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Vendor Shareholders and, if required by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

ARTICLE 3

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 3.1                                   Non-Solicitation

(1)                                 Except as expressly provided in this Article 3, the Vendor and the Corporation shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Vendor or the Corporation (collectively “Representatives”), or otherwise, and shall not permit any such Person to:

(a)                                 solicit, assist, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, books or records of the Vendor, the Corporation and/or the Target Corporations in the Vendor’s possession or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)                                 enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being acknowledged and agreed that the Vendor may communicate with any Person for purposes of advising such Person of the restrictions in the Agreement or advising such Person that their Acquisition Proposal does not constitute a Superior Proposal or is not reasonably expected to constitute or lead to a Superior Proposal; or

(c)                                  make a Change in Recommendation.

(2)                                 The Vendor shall, and shall cause the Corporation and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of the Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith the Vendor shall discontinue access to and disclosure of confidential information, books and records relating to the Target Corporations in its possession, including the Data Room.

Section 3.2                                   Notification of Acquisition Proposals

(1)                                 If after the date of the Agreement, the Vendor or the Corporation or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Vendor or the Target Corporations, including but not limited to information, access, or disclosure relating to the books or records of the Vendor or the Target Corporations in the Vendor’s possession, the Vendor shall promptly notify the Purchaser, at first orally, and then, and in any event within 48 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and shall provide the Purchaser with copies of all documents, correspondence or other material received in respect of, from or on behalf of any such Person and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the Purchaser may reasonably request in writing.

(2)                                 The Vendor shall keep the Purchaser reasonably informed on a current basis of the status of developments and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request and shall provide to the Purchaser copies of all material or substantive correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Vendor by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

(3)                                 The Vendor represents and warrants that the Vendor has not waived any confidentiality, standstill or similar agreement or restriction to which the Vendor or any of the Target Corporations is a party relating to an Acquisition Proposal, and covenants and agrees that (i) the Vendor shall take all necessary action to enforce each confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Vendor or any of the Target Corporation is a party, and (ii) neither the Vendor, nor the Corporation nor any of their respective Representatives will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Vendor, or any of the Target Corporations, under any confidentiality, standstill, use, business purpose or similar agreement or restriction to which the Vendor or any Target Corporation is a party.

Section 3.3                                   Responding to an Acquisition Proposal

(1)                                 Notwithstanding Section 3.1, if at any time, prior to obtaining the Required Approval, the Vendor receives an unsolicited written Acquisition Proposal, the Vendor may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal and may provide copies of, access to or disclosure of confidential information, books or records relating to the Vendor, the Corporation and/or the Target Corporations in its possession, if and only if:

(a)                                 the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to engage in such discussions or negotiations would be inconsistent with its fiduciary duties;

(b)                                 such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Vendor or the Target Corporations;

(c)                                  the Acquisition Proposal did not arise, directly or indirectly, as a result of a violation by the Vendor of this Article 3;

(d)                                 the Vendor enters into a confidentiality and standstill agreement with such Person on customary terms, provided that such confidentiality and standstill agreement may allow such Person to make an Acquisition Proposal confidentially to the Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal; and

(e)                                  the Vendor promptly provides the Purchaser with;

(i)                                     prior written notice stating the Vendor’s intention to participate in such discussions or negotiations and to provide such copies, access or disclosure;

(ii)                                  prior to providing any such copies, access or disclosure or engaging or partaking in any such discussions or negotiations, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 3.3(l)(d); and

(iii)                               any non-public information concerning the Vendor or the Target Corporations provided to such other Person which was not previously provided to the Purchaser.

(2)                                 Nothing contained in this Schedule shall prevent the Board from complying with Section 2.17 of National Instrument 62-104 — Takeover Bids and Issuer Bids and similar provisions under Securities Laws relating to the provision of a directors’ circular.

Section 3.4                                   Right to Match

(1)                                 If the Vendor receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Approval, the Board may make a Change in Recommendation and authorize the Vendor to enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)                                 the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill use, business purpose or similar restriction;

(b)                                 the Acquisition Proposal, inquiry, proposal, offer or request did not arise, directly or indirectly, as a result of a violation by the Vendor of this Article 3;

(c)                                  the Vendor has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(d)                                 the Vendor or its Representatives has provided the Purchaser a copy of the proposed definitive agreement for the Superior Proposal;

(e)                                  at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from the Vendor;

(f)                                   during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 3.4(2), to offer to amend the Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)                                  if the Purchaser has offered to amend the Agreement under Section 3.4(2), the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Agreement as proposed to be amended by the Purchaser under Section 3.4(2)); and

(h)                                 the Board has determined, in good faith, after consultation with the Vendor’s outside legal counsel that it is necessary for the Board to enter into a definitive agreement with respect to such Superior Proposal in order to satisfy their fiduciary duties to the Vendor; and

(i)                                     such Superior Proposal does not require the Vendor or any other Person to seek to interfere with the attempted successful completion of the transactions contemplated by the Agreement or any alternative transaction pursued by the Purchaser pursuant to the terms of the Support and Voting Agreements (including requiring the Vendor to delay, adjourn, postpone or cancel the Vendor Meeting) or provide for the payment of any break, termination or other fees or expenses or confer any rights or options to acquire assets or securities of the Vendor or the Target Corporations to any Person in the event that the Vendor completes the transactions contemplated by the Agreement or any other similar transaction with the Purchaser that was agreed to prior to the termination of the Agreement or pursuant to the Support and Voting Agreements.

(2)                                 During the Matching Period, or such longer period as the Vendor may approve in writing for such purpose: (a) the Board shall review any offer made by the Purchaser under Section 3.4(1)(f) to amend the terms of the Agreement in good faith, after consultation with the Vendor’s outside legal counsel and financial advisers, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Vendor shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of the Agreement as would enable the Purchaser to proceed with the transactions contemplated by the Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Vendor shall promptly so advise the Purchaser and the Vendor and the Purchaser shall amend the Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)                                 Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Vendor or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 3.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of the proposed definitive agreement for the new Superior Proposal from the Vendor.

(4)                                 The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of the Agreement as contemplated under Section 3.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Vendor shall provide the Purchaser and its outside legal with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Purchaser and its legal counsel.

(5)                                 If the Vendor provides a Superior Proposal Notice to the Purchaser after a date that is less than 10 Business Days before the Vendor Meeting, the Vendor shall either proceed with or shall postpone or adjourn the Vendor Meeting, as directed by the Purchaser acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Vendor Meeting, but in any event to a date that is not less than five Business Days prior to the Outside Date, to the extent permitted by Law.

(6)                                 Nothing contained in this Section 3.4 shall limit in any way the obligation of the Vendor to convene and hold the Vendor Meeting in accordance with Section 2.1 hereof while the Agreement remains in force.

Section 3.5                                   Breach by the Corporation and Representatives

Without limiting the generality of the foregoing, the Vendor shall advise the Corporation and their respective Representatives of the prohibitions set out in this Article 3 and any violation of the restrictions set forth in this Article 3 by the Vendor, the Corporation or their respective Representatives is deemed to be a breach of this Article 3 by the Vendor.

ARTICLE 4

TERMINATION

Section 4.1                                   Termination

(1)                                 In addition to the termination rights set forth in Article 7 of the Agreement, the Agreement may be terminated prior to the Closing Date by:

(a)                                 either the Vendor or the Purchaser, if the Required Approval is not obtained at the Vendor Meeting, provided that a Party may not terminate the Agreement pursuant to this Section 4.1(1)(a)(i) if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Agreement; or

(b)                                 the Purchaser if the Board or any committee of the Board (A) fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend or takes no position or a neutral position, in each case with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Vendor Meeting, if sooner), (C) accepts, approves, endorses, recommends or executes or enters into (other than a confidentiality and standstill agreement permitted by and in accordance with Section 3.3) or publicly proposes to accept, approve, endorse, recommend or execute or enter into any agreement, letter of intent, understanding or arrangement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (D) fails to publicly reaffirm the Board Recommendation (without qualification) within five Business Days after having been requested in writing by the Purchaser to do so (collectively, a “Change in Recommendation”), or (E) the Vendor breaches Article 3 in any material respect.;

(2)                                 The Party desiring to terminate the Agreement pursuant to this Section 4.1 shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1                                   Termination Fees

(1)                                 Despite any other provision in the Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Vendor shall pay the Purchaser the Termination Fee in accordance with 0.

(2)                                 For the purposes of the Agreement, ‘‘Termination Fee” means $5,800,000 and “Termination Fee Event” means the termination of the Agreement:

(a)                                 by the Purchaser, pursuant to Section 4.1(1)(b) [Change in Recommendation or Brench of Article 3];

(b)                                 pursuant to any subsection of Section 4.1 if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 4.1(1)(b) [Change in Recommendation or Breach of Article 3];

(c)                                  by the Vendor or the Purchaser pursuant to Section 4.1(1)(a) [Failure of Shareholders to Approve] if:

(i)                                     prior to such termination, an Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates) or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced an intention to make an Acquisition Proposal; and

(ii)                                  within nine (9) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated, or (B) the Vendor, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within nine (9) months after such termination).

For purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to 50% or more.

(3)                                 The Termination Fee shall be paid by the Vendor to the Purchaser as follows, by wire transfer of immediately available funds to an account designated by the Purchaser, if a Termination Fee Event occurs due to:

(a)         a termination of the Agreement described in Section 5.1(2)(a) or Section 5.1(2)(b) within two (2) Business Days of the occurrence of such Termination Fee Event; and

(b)         a termination of the Agreement described in Section 5.1(2)(b), on or prior to consummation of the Acquisition Proposal referred to in Section 5.1(2)(b).

(4)                                 The Vendor acknowledges that the agreements contained in this Section 5.1 are an integral part of the transactions contemplated by the Agreement, and that without these agreements the Purchaser would not enter into the Agreement, and that the amounts set out in this Section 5.1 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Agreement, and is not a penalty. The Vendor irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Section 5.2                                   Expense Reimbursement.

In addition to the rights of the Purchaser under Section 5.1(2), if the Agreement is terminated by the Purchaser pursuant to Section 5.1(2)(c) [Failure of Shareholders to Approve] then the Vendor shall, within two (2) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds an expense reimbursement fee of $2,000,000.

EXHIBIT “A”

FORM OF SUPPORT AND VOTING AGREEMENT

See attached.

VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of July            , 2018

AMONG:

                                        (the “Shareholder”)

- and -

Aphria Inc., a corporation existing under the laws of Ontario (the “Purchaser”)

RECITALS:

WHEREAS, in connection with a share purchase agreement between the Purchaser and Scythian Biosciences Corp. (the “Company”) dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”), the Purchaser proposes to acquire from the Company (the “Transaction”) all of the issued and outstanding common shares (“Holdco Shares”) of a wholly-owned subsidiary of the Company (“Holdco”), which proposes to acquire shares of certain other companies (the “Target Corporations”) with businesses in Argentina, Colombia and Jamaica, and subject to the terms and conditions set forth in the Purchase Agreement;

WHEREAS, pursuant to the Purchase Agreement, the Company shall convene a meeting (the “Company Meeting”) of holders of common shares in the capital of the Company (the “Common Shares”) in order to consider and, if thought advisable, to pass resolutions approving the Transaction;

WHEREAS, the Shareholder is the beneficial owner, directly or indirectly, of the Subject Securities listed in Schedule A hereto; and

WHEREAS, this Agreement sets out the terms and conditions of the agreement of the Shareholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Definitions

In this Agreement including the recitals:

“Acquisition Proposal” means, other than the transactions contemplated by the Purchase Agreement and other than any transaction involving the Company, Holdco and/or one or more of the other Target Corporations and/or their shareholders, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) after the date of this Agreement relating to: (i) any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as the foregoing), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company, Holdco and/ or the other Target Corporations or of 20% or more of the voting or equity securities of the Company, Holdco and/or the other Target Corporations (or rights or interests in such voting or equity securities); (ii) any direct or indirect take-over bid, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the voting or equity securities of the Company, Holdco and/or the other Target Corporations (including securities convertible or exercisable or exchangeable for voting or equity securities of the Company, Holdco and/or the other Target Corporations); (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving the Company, Holdco or any of the other Target Corporations; or (iv) any other similar transaction or series of transactions involving the Company, Holdco or any of the other Target Corporations;

“affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the holding of voting securities of another entity sufficient to elect a majority of the board of directors (or the equivalent) of such entity;

“Agreement” means this voting support agreement dated as of the date hereof between the Shareholder and the Purchaser, as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major Canadian chartered banks are closed for business in Toronto, Ontario;

“Common Shares” has the meaning ascribed thereto in the recitals hereof;

“Company” has the meaning ascribed thereto in the recitals hereof;

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“Company Circular” has the meaning ascribed thereto in Section 3.1(b);

“Company Meeting” has the meaning ascribed thereto in the recitals hereof;

“Governmental Entity” means: (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, county, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Holdco” has the meaning ascribed thereto in the recitals hereof;

“Holdco Shares” has the meaning ascribed thereto in the recitals hereof;

“Notice” has the meaning ascribed thereto in Section 4.8;

“Parties” means the Shareholder and the Purchaser and “Party” means any one of them;

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

“Purchase Agreement” has the meaning ascribed thereto in the recitals hereof;

“Purchaser” has the meaning ascribed thereto in the preamble hereof;

“Shareholder” has the meaning ascribed thereto in the preamble hereof;

“Subject Securities” means the Common Shares and other securities of the Company listed on Schedule A hereto and any Common Shares acquired by the Shareholder or any of its affiliates subsequent to the date hereof, and includes all securities which such Subject Securities may be converted into, exchanged for or otherwise changed into;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of the Agreement, to acquire not less than all of the outstanding Common Shares (or Holdco Shares) or all or substantially all of the assets of the Company, Holdco and/or the Target Corporations that;

(a)                                 complies with Securities Laws (as defined in the Purchase Agreement) and did not result from or involve a breach of the Purchase Agreement or any other agreement between the Person making the Acquisition Proposal and the Company or the Target Corporations;

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(b)                                 is reasonably capable of being completed without undue delay relative to the Purchase Agreement, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)                                  is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required consideration will be available to effect payment in full for all of the Common Shares or Holdco Shares, as the case may be;

(d)                                 is not subject to any due diligence or access condition;

(e)                                  the board of directors of the Company determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company, than the transactions contemplated by the Purchase Agreement; and

(f)                                   in the event that the Company does not have the financial resources to pay the Termination Fee (as defined in the Purchase Agreement), the terms of such Acquisition Proposal provide that the Person making such Superior Proposal shall advance or otherwise provide the Company the cash required for the Company to pay the Termination Fee and such amount shall be advanced or provided on or before the date such Termination Fee becomes payable;

“Target Corporations” has the meaning ascribed thereto in the recitals hereof;

“Transaction” has the meaning ascribed thereto in the recitals hereof;

“Transaction Resolutions” has the meaning ascribed thereto in Section 3.1(b); and

“Voting Support Outside Date” means December 31, 2018.

1.2                                                                               Gender and Number

Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

1.3                                                                               Currency

All references to dollars or to $ are references to Canadian dollars.

1.4                                                                               Headings.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenient reference only and do not affect the construction or

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interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.5                                                                               Date for any Action

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto Time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto Time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding Business Day.

1.6                                                                               Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

1.7                                                                               Incorporation of Schedules

Schedule A attached hereto, for all purposes hereof, forms an integral part of this Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1                                                                               Representations and Warranties of the Shareholder

The Shareholder represents and warrants to the Purchaser (and acknowledges that the Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Purchase Agreement) that:

(a)                                 The Shareholder, if the Shareholder is not a natural person, is a corporation or other entity validly existing under the laws of the jurisdiction of its incorporation.

(b)                                 The Shareholder, if the Shareholder is not a natural person, has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

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(c)                                  The Shareholder exercises control or direction over all of the Subject Securities set forth opposite its name in Schedule A hereto. Other than the Subject Securities, neither the Shareholder nor any of its affiliates, beneficially own, or exercise control or direction over any additional securities, or any securities convertible or exchangeable into any additional securities, of the Company or any of its affiliates.

(d)                                 The Shareholder has the sole right to sell and vote or direct the sale and voting of the Subject Securities to the extent they may be voted or sold.

(e)                                  No Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto.

(f)                                   No material consent, approval, order or authorization of, or declaration or filing with, any Person is required to be obtained by the Shareholder in connection with the execution and delivery of this Agreement by the Shareholder and the performance by it of its obligations under this Agreement.

(g)                                  None of the Subject Securities is subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind, except this Agreement.

(h)                                 None of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Shareholder (if the Shareholder is not a natural person); (ii) any contract to which the Shareholder is a party or by which the Shareholder is bound; or (iii) any judgment, decree, order or award of any Governmental Entity.

2.2                                                                               Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Shareholder (and acknowledges that the Shareholder is relying on these representations and warranties in completing the transactions contemplated hereby and by the Purchase Agreement) that:

(a)                                 The Purchaser is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other applicable laws affecting the enforcement

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of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)                                 None of the execution and delivery by the Purchaser of this Agreement or the compliance by the Purchaser with the Purchaser’s obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating documents of the Purchaser; (ii) any contract to which the Purchaser is a party or by which the Purchaser is bound; (iii) any judgment, decree, order or award of any Governmental Entity or (iv) any applicable law.

(c)                                  No material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by the Purchaser in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by the Purchaser of the Transaction, other than those which are contemplated by the Purchase Agreement.

(d)                                 There are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of the Purchaser, threated against or affecting the Purchaser or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on the Purchaser’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Purchase Agreement.

ARTICLE 3

COVENANTS

3.1                                                                               Covenants of the Shareholder

The Shareholder hereby covenants with the Purchaser that from the date of this Agreement until the termination of this Agreement in accordance with its terms:

(a)                                 The Shareholder will not, without having first obtained the prior written consent of the Purchaser:

(i)                                     sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option or otherwise dispose of any right or interest in any of the Subject Securities or enter into any agreement, arrangement, commitment or understanding in connection therewith, other than (A) any exercise of share purchase warrants, incentive stock options or other convertible securities of the Company in accordance with their terms, or (B) to one or more corporations directly or indirectly wholly owned by the Shareholder without affecting beneficial ownership or control or direction over the Subject Securities, provided that in each such case and for greater certainty, any Common Shares acquired as a result

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thereof shall be Subject Securities and subject to the terms and conditions of this Agreement;

(ii)                                other than as set forth herein, grant or agree to grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or pooling agreement, or enter into a voting agreement, commitment, understanding or arrangement, oral or written, with respect to the voting of any Subject Securities; or

(iii)                             requisition or join in the requisition of any meeting of any of the securityholders of the Company for the purpose of considering any resolution.

(b)                                 The Shareholder hereby covenants, undertakes and agrees to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent that they carry a right to vote) at the Company Meeting (or, if applicable, in any action by written consent of the securityholders of the Company) in favour of the approval, consent, ratification and adoption of the resolutions approving the Transaction and the transactions contemplated by the Purchase Agreement (and any actions required for the consummation of the transactions contemplated by the Purchase Agreement) (collectively, the “Transaction Resolutions”). In connection with the foregoing, subject to this Section 3.1(b), the Shareholder hereby agrees to deposit a proxy, or voting instruction form, as the case may be, duly completed and executed in respect of all of its Subject Securities (to the extent that they carry the right to vote) as soon as practicable following the mailing of the Company’s management information circular in respect of the Company Meeting (the “Company Circular”) and in any event at least 10 calendar days prior to the Company Meeting, voting all such Subject Securities (to the extent that they carry the right to vote) in favour of the Transaction Resolutions. The Shareholder hereby agrees that it will not take, nor permit any Person on its behalf to take, any action to withdraw, revoke, amend or invalidate any proxy or voting instruction form deposited pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Shareholder might have unless this Agreement has at such time been previously terminated in accordance with Section 4.1.

(c)                                  The Shareholder hereby covenants, undertakes and agrees to cause to be counted as present for purposes of establishing quorum and to vote (or cause to be voted) all of the Subject Securities (to the extent that they carry the right to vote) against any proposed action by the Company or any other Person: (i) in respect of any Acquisition Proposal or Superior Proposal that requires the approval of the shareholders of the Company under applicable law, other than the Transaction; (ii) which would reasonably be regarded as being directed towards or likely to prevent or delay the successful completion of the Transaction, including without limitation any amendment to the articles or by-laws of the Company, Holdco and/or the Target Corporations or their respective corporate structures or capitalization; or (iii) any action or agreement that would result in a breach of

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any representation, warranty, covenant or other obligation of the Company under the Purchase Agreement.

(d)                                 The Shareholder hereby covenants, undertakes and agrees in the event that any Acquisition Proposal or Superior Proposal that requires the approval of the shareholders of the Company under applicable law, other than the Transaction, is presented prior to the closing date for the Transaction for approval of, or acceptance by, the shareholders of the Company (whether or not it may be recommended by the board of directors of the Company) not to directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Subject Securities.

(e)                                  Subject to Section 4.5, the Shareholder will not, and will ensure that its affiliates do not, directly or indirectly, through any officer, director, employee, representative or agent or otherwise:

(i)                                   solicit proxies or become a participant in a solicitation in opposition to or competition with the Purchaser’s proposed purchase of the Holdco Shares as contemplated by the Transaction;

(ii)                                assist any Person in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the Purchaser’s proposed purchase of the Holdco Shares as contemplated by the Transaction;

(iii)                             act jointly or in concert with others with respect to voting securities of the Company for the purpose of opposing or competing with the Purchaser’s proposed purchase of the Holdco Shares as contemplated by the Transaction;

(iv)                            solicit, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, books or records of the Company, Holdco and/or the Target Corporations in the Company’s possession or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(v)                                 participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal;

(vi)                            accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding regarding any Acquisition Proposal; or

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(vii)                         cooperate in any way with, assist or participate in, knowingly encourage or otherwise facilitate or encourage any effort or attempt by any other Person to do or seek to do any of the foregoing.

(f)                                   The Shareholder will not (i) contest in any way the approval of the Transaction by any Governmental Entity; or (ii) take any other action of any kind, in each case which would reasonably be regarded as likely to reduce the success of, or materially delay or interfere with the completion of, the transactions contemplated by the Purchase Agreement.

(g)                                  The Shareholder will, and will cause each of its affiliates and will instruct each of its representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser or an affiliate thereof) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(h)                                 At the request of the Purchaser, the Shareholder will, and will cause its applicable affiliates and representatives to, use all commercially reasonable efforts in its capacity, and their capacities, as a shareholder of the Company to assist the Company and the Purchaser to successfully complete the Transaction and the other transactions contemplated by the Purchase Agreement and this Agreement, including without limitation cooperating with the Purchaser and the Company to make all requisite regulatory filings, provided that the Shareholder shall not be obligated to incur any expense in providing such cooperation, including by participating in any claim, action, suit, proceeding or investigation whether civil, criminal, administrative, or investigative, unless the Purchaser reimburses the Shareholder for such expenses.

(i)                                     The Shareholder hereby consents to:

(i)                                   details of this Agreement being set out in any press release or information circular, including the Company Circular, or other document produced by the Company, the Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Purchase Agreement; and

(ii)                                this Agreement being made publicly available, including by filing on the System for Electronic Document Analysis and Retrieval (SEDAR).

(j)                                    Except as required by applicable law or stock exchange requirements, the Shareholder will not, and will ensure that their affiliates and representatives do not, make any public announcement with respect to the transactions contemplated herein or pursuant to the Purchase Agreement without the prior written approval of the Purchaser.

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3.2                                                                               Covenants of the Purchaser

Subject to Section 4.1, the Purchaser will take all steps required of it under the Purchase Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Purchase Agreement.

ARTICLE 4

GENERAL

4.1                                                                               Termination

This Agreement will terminate and be of no further force or effect upon the earliest to occur of:

(a)                                 the mutual agreement in writing of the Shareholder and the Purchaser;

(b)                                 the valid termination of the Purchase Agreement by the Company in accordance with its terms;

(c)                                  the completion of the acquisition by the Purchaser of the Holdco Shares; and

(d)                                 the Voting Support Outside Date.

4.2                                                                               Time of the Essence

Time is of the essence in this Agreement.

4.3                                                                               Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no Party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in Section 4.1 will relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

4.4                                                                               Equitable Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

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4.5                                                                               Fiduciary Duty

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of the Company from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of the Company that is otherwise permitted by, and done in compliance with, the terms of the Purchase Agreement. The Purchaser further hereby agrees that the Shareholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

4.6                                                                               Waiver; Amendment

Each Party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all of the Parties or in the case of a waiver, by the Party against whom the waiver is to be effective. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar).

4.7                                                                               Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

4.8                                                                               Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or facsimile and addressed:

(a)                                 if to the Purchaser at:

Aphria Inc.

103-245 Talbot Street West

Leamington, Ontario

N8H 1N8

Attention:                                         Chief Financial Officer

Facsimile:                                        (416) 947-0866

with a copy (which shall not constitute notice) to:

Christelle Gedeon

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Chief Legal Officer, Aphria Inc.

Christelle.gedeon@aphria,com

(b)                                 to the Shareholder, at the address set out at Schedule B hereto.

Any Notice is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:30 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

4.9                                                                               Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.10                                                                        Successors and Assigns

The provisions of this Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, provided that the Purchaser may assign all or part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, any of its affiliates, provided that if such assignment and/or assumption takes place, the Purchaser shall continue to be liable jointly and severally with such affiliate for all of its obligations hereunder.

4.11                                                                        Independent Legal Advice

Each of the Parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

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4.12                                                                        Further Assurances

The Parties hereto will, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party will provide such further documents or instruments required by the other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the closing date for the Transaction.

4.13                                                                        Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS OF WHICH the Parties have executed this Agreement as at the date first above written.

(Corporation name, if applicable)

By:
Name:
Title (if applicable):

Aphria Inc.

By:
Name:
Title:

SCHEDULE A

Number and description of other
Subject Securities (e.g. option,
Owner	Number of Common Shares	warrants)

SCHEDULE B

Shareholder Address for Notice

SCHEDULE “C”

ROFR/ROFO AGREEMENT TERMS

The ROFR/ROFO Agreement, which shall be delivered as a condition to Closing, and the definitive terms of which shall be agreed between the Parties, shall be structured as a right of first refusal and right of first offer (collectively, the “Rights”) with Scythian for the acquisition of a majority interest in an entity in Brazil, as determined by the Parties (“BrazilCo”).

The Rights shall be structured as follows:

(a)                                 The initial grant of the Rights to Aphria on the Closing Date shall be issued for nominal consideration;

(b)                                 In the event that Scythian successfully negotiates any transaction (which for greater certainty may include a non-binding letter of intent) for the acquisition of BrazilCo, and upon receipt by BrazilCo of a cannabis licence from the Brazilian Cannabis Licensing Authority (or equivalent regulatory authority) permitting the cultivation, processing and distribution of cannabis in Brazil, Scythian must first offer to Aphria the right to acquire, in one more tranches, up to 90.0% of the issued and outstanding common shares of BrazilCo (on a fully-diluted basis);

(c)                                  In the event the Rights are triggered, 50.1% of the issued and outstanding common shares of BrazilCo shall be purchased for an aggregate exercise price (the “Exercise Price”) of $US24.0 million. The remaining 20% - 39.9% of the issued and outstanding equity of BrazilCo will be sold at the fair market value of such shares at the time of such purchase;

(d)                                 If at any time following the successful negotiation of a transaction by Scythian with BrazilCo, Scythian receives an offer to purchase BrazilCo (or any portion thereof) from a third party (a “Third Party Offer”), Scythian must first notify Aphria and make such offer to Aphria at the same consideration and on the same terms and conditions as contained in the Third Party Offer. Aphria shall have 15 days to notify Scythian of its intention to accept the terms of the Third Party Offer, failing which it may be consummated with such third party;

(c)                                  The Exercise Price shall be satisfied by the issuance to Scythian (or such affiliate or subsidiary as the Parties may agree) of common shares in the capital of Aphria (the “Aphria Shares”) at a price per Aphria Share that is equal to the volume weighted average trading price of the Aphria Shares on the TSX for the 20 trading days immediately preceding the closing of the acquisition of the 50.1% of the common shares of BrazilCo; and

(e)                                  Provided the acquisition of the Purchased Shares has closed in accordance with the terms of the Agreement, the grant of the Rights Scythian to Aphria shall occur concurrently on the Closing Date.

SCHEDULE “D”

THIRD PARTY CLAIM PROCEDURE

(1)                                 If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(a)                                 the Indemnifying Party shall pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party shall not, so long as it diligently conducts such defence, be liable to the Indemnified Person for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Person after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(b)                                 the Indemnifying Party shall reimburse the Indemnified Person for all costs and expenses incurred by the Indemnified Person in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(c)                                  the Indemnified Person shall not, other than with respect to Third Party Claims in respect of taxes, contact or communicate with the Person making the Third Party Claim without the prior written consent of the Indemnifying Party, unless required by applicable Law;

(d)                                 legal counsel chosen by the Indemnifying Party to defend the Third Party Claim must be satisfactory to the Indemnified Person, acting reasonably; and

(e)                                  the Indemnifying Party may not compromise and settle or remedy, or cause a compromise and settlement or remedy, of a Third Party Claim without the prior written consent of the Indemnified Person, which consent may not be unreasonably withheld or delayed.

(2)                                 If the Indemnifying Party (i) is not entitled to assume the investigation and defence of a Third Party Claim under Section 8.7(4) of the Agreement, (ii) does not elect to assume the investigation and defence of a Third Party Claim, or (iii) assumes the investigation and defence of a Third Party Claim but fails to diligently pursue such defence, or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person has the right (but not the obligation) to undertake the defence of the Third Party Claim. In the case where the Indemnifying Party fails to diligently pursue the defence of the Third Party Claim or the Indemnified Person concludes that the Third Party Claim is not being defended to its satisfaction, acting reasonably, the Indemnified Person may not assume the defence of the Third Party Claim unless the Indemnified Person gives the Indemnifying Party written demand to diligently pursue the defence and the Indemnifying Party fails to do so within 14 days after receipt of the demand, or such shorter period as may be required to respond to any deadline imposed by a court, arbitrator or other tribunal.

(3)                               If, under Section 8.7(5) of the Agreement, the Indemnified Person undertakes the investigation and defence of a Third Party Claim, the Indemnified Person may compromise and settle the Third Party claim but the Indemnifying Party shall not be bound by any compromise or settlement of the Third Party Claim effected without its consent (which consent may not be unreasonably withheld or delayed).

(4)                               The Indemnified Person and the Indemnifying Party agree to keep each other fully informed of the status of any Third Party Claim and any related proceedings and to use their reasonable efforts to minimize Damages with respect to any Third Party Claim. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Person shall, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a timely basis, those employees whose assistance, testimony or presence is necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Person shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its representatives, on a timely basis all documents, records and other materials in the possession, control or power of the Indemnified Person, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Person shall cooperate on a timely basis with the Indemnifying Party in the defence of any Third Party Claim.

SCHEDULE “E”

FORM OF NON-COMPETITION AND CONFIDENTIALITY AGREEMENT

See attached.

FORM OF NON-COMPETITION AGREEMENT

Non-competition agreement (the “Agreement”) dated [•], 2018 between Scythian Biosciences Corp. (the “Vendor”), [LATAM Holdings Inc.] (the “Corporation”) and Aphria Inc. (the “Purchaser”).

RECITALS:

(a)                                 Pursuant to a share purchase agreement (the “Purchase Agreement”) dated as of July 17, 2018 between the Purchaser and the Vendor, the Vendor has agreed to sell, assign and transfer to the Purchaser and the Purchaser has agreed to purchase from the Vendor on the Closing Date, all (but not less than all) of the issued and outstanding shares of the Corporation.

(b)                                 The Corporation is or will be immediately prior to the closing of the transactions contemplated by the Purchase Agreement the direct or indirect owner of the Target Corporations (as defined herein).

(c)                                  The Vendor acknowledges that the Purchaser and its affiliates, including the Corporation upon closing of the transactions contemplated in the Purchase Agreement, expend and will continue to expend substantial time, money, effort and resources to develop its goodwill, customers, vendors, business sources and relationships in connection with its operation of the Business going forward and, as such, have a legitimate business interest in protecting same; and

(d)                                 It is a condition of the closing of the transactions contemplated by the Purchase Agreement that the Vendor executes and delivers this Agreement, and the covenants and agreements set forth in this Agreement were a material and integral inducement to the Purchaser to enter into the Purchase Agreement and to perform its obligations thereunder, and but for the execution and delivery of this Agreement by the Vendor, the Purchaser would not have entered into the Purchase Agreement and completed the transactions contemplated therein.

In consideration of the above and for other good and valuable consideration, the parties agree as follows:

Section 1                                             Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Business” means: (i) the business of operating pharmacy services and the distribution of pharmaceutical products in Argentina, including, without limiting the foregoing, the licensed importation of medical cannabis products into Argentina for medical research purposes; (ii) the business of cultivating, developing and distributing medical cannabis products on a retail basis in Jamaica; and (iii) the business of cultivating and developing medical cannabis products for Colombia and future export markets.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which Canadian chartered banks are closed for business in Toronto, Ontario.

“Customers” means all Persons who are at this date or were at any time during the two (2) year period prior to the date of this Agreement customers of the Corporation (or the Target Corporations) in respect of any part of the Business.

“Indemnified Party” has the meaning specified in Section 9.

“Interest” has the meaning specified in Section 8.

“Notice” has the meaning specified in Section 14.

“Parties” means the Vendor, the Purchaser, the Corporation and any other Person who becomes a party to this Agreement.

“Person” means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning.

“Prospective Customers” means all Persons canvassed or solicited at any time during the two (2) year period prior to the date of this Agreement in connection with the Business.

“Target Corporations” means, collectively: (i) ABP S.A., a corporation existing under the laws of Argentina; (ii) Colcanna SAS, a corporation existing under the laws of Colombia; (iii) Marigold Jamaica Products Ltd., a corporation existing under the laws of Jamaica; (iv) Marigold Acquisitions Inc., a corporation existing under the laws of the Province of British Columbia; (v) MMJ Colombia Partners Inc., a corporation existing under the laws of Colombia; and (vi) MMJ International Investments Inc., a corporation existing under the laws of the Province of British Columbia.

“Term” has the meaning specified in Section 3.

“Territory” means Colombia, Argentina and Jamaica, collectively.

Section 2                                             Interpretation.

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa. The division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect its interpretation and the expression “Section” and other subdivision followed by a number mean and refer to the specified Section or other subdivision of this Agreement. In

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this Agreement the words “including”, “includes” and “include” mean “including (or includes or include) without limitation”.

Section 3                                             Term of Agreement.

The term of this Agreement starts on the date hereof and ends on the third anniversary of this Agreement (the “Term”). Section 9 of this Agreement survives the expiration or other termination of this Agreement.

Section 4                                             Non-Competition.

During the Term, the Vendor shall not, on its own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or any part of the Territory which is substantially the same as or is in competition with the Business. Notwithstanding the foregoing, the Vendor shall be permitted to: (i) supply and distribute, directly or indirectly, medical cannabis products developed or manufactured by Isodiol International Inc. (“Isodiol”), a company existing under the laws of the Province of British Columbia, in the Territory in accordance with the terms and conditions of an existing license agreement between the Vendor and Isodiol; and (ii) maintain or increase its security holdings in Isodiol up to a maximum of 3% of the issued and outstanding common shares of Isodiol, on a partially diluted basis, provided that the Vendor holds such interest only as a passive investor.

Section 5                                             Non-Solicitation of Customers.

(1)                                 During the Term, the Vendor shall not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by or through any Person or otherwise:

(a)                                 canvass or solicit the business of, or procure or assist the canvassing or soliciting of the business of, any Customer or Prospective Customer;

(b)                                 accept, or procure or assist the acceptance of, any business from any Customer or Prospective Customer; or

(c)                                  supply, or procure or assist the supply of, any goods or services to any Customer or Prospective Customer.

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Section 6                                             Non-Solicitation of Employees

(1)                                 During the Term, the Vendor shall not, on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise:

(a)                                 employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of the Corporation, the Target Corporations or the Purchaser any individual who is employed by the Corporation, the Target Corporations or the Purchaser whether or not such individual would commit any breach of his contract or terms of employment by leaving the employ of the Corporation, the Target Corporations or the Purchaser, in the Territory;

(b)                                 employ, offer employment to or solicit the employment or engagement of any individual who has resigned from the Corporation, the Target Corporations or the Purchaser within three months prior to such employment, offer of employment, solicitation or engagement, in the Territory; or

(c)                                  procure or assist any Person to employ, offer employment or solicit the employment or engagement of or otherwise entice away from the employment of the Corporation, the Target Corporations or the Purchaser any such individual, in the Territory.

Section 7                                             Non-interference.

The Vendor shall not on its own behalf or on behalf of or in connection with any other Person, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any Person or otherwise, interfere or attempt to interfere with the Business or persuade or attempt to persuade any Customer, Prospective Customer, employee or supplier of the Corporation, the Target Corporations or the Purchaser to discontinue or alter such Person’s relationship with the Corporation, the Target Corporations or the Purchaser.

Section 8                                             Portfolio Exception.

The Vendor is not in default under this Agreement by virtue of holding (i) securities (regardless of percentage) in the Purchaser or (ii) not more than three percent (3%) (including securities held by any Persons acting jointly or in concert with the Vendor) of the issued and outstanding securities of a Person (the “Interest”), the securities of which are listed on a recognized stock exchange and with which Person the Vendor has no connection

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whatsoever other than the Interest, provided that the Vendor holds such Interest as a passive investor.

Section 9                                             Indemnification.

The Vendor shall indemnify and save each of the Corporation and the Purchaser and their respective shareholders, directors, officers, employees, agents and representatives (each, an “Indemnified Party”) harmless of and from and will pay for any claim, demand, action, cause of action, judgment, loss, liability, damage (including incidental and consequential damage) or expense suffered by, imposed upon or asserted against the Indemnified Party as a result of, in connection with or arising out of any violation, contravention or breach of this Agreement by the Vendor.

Section 10                                      Reasonableness.

The Vendor expressly acknowledges that this Agreement is reasonable and valid in all respects and irrevocably waives (and irrevocably agrees not to raise) as a defence any issue of reasonableness (including the reasonableness of the Territory or the duration and scope of this Agreement) in any proceeding to enforce any provision of this Agreement, the intention of the Parties being to provide for the legitimate and reasonable protection of the interests of the Purchaser and the Corporation by providing, without limitation, for the broadest scope, the longest duration and the widest territory allowable by law.

Section 11                                      Enforcement of Covenants.

The Vendor shall, at its own expense, take all lawful actions, including legal proceedings, to prevent or stop any violation, contravention or breach of this Agreement. In the absence of such action by the Vendor, the Purchaser may take such action in its own name or otherwise at the expense of the Vendor.

Section 12                                      Notification.

The Vendor shall immediately notify the Purchaser of any violation, contravention or breach of this Agreement as soon as it becomes aware of any such event.

Section 13                                      Equitable Remedies.

In the event of a violation, contravention, breach or threatened breach of this Agreement by the Vendor, the Purchaser and the Corporation are entitled to both temporary and permanent injunctive relief. The right of the Purchaser and the Corporation to injunctive relief is in addition to any and all other remedies available to them and will not prevent either of them from pursuing, either consecutively or concurrently, any and all other legal or equitable remedies available to them including the recovery of monetary damages.

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Section 14                                      Notices.

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or facsimile and addressed :

(i)                                     to the Purchaser at:

103-245 Talbot Street West

Leamington, Ontario

N8H 1N8

Attention:                               Chief Financial Officer

Email:                                                  carlm@aphria.com

with a copy to:

Christelle Gedeon

Chief Legal Officer, Aphria Inc.

Christelle.gedeon@aphria.com

(ii)                                  to the Vendor at:

100 King Street West

Suite 5600

Toronto, Ontario

M5X 1C9

Attention:                               Chief Executive Officer

Email:                                                  rreid@scythianbio.com

with a copy to:

Gowling WLG (Canada) LLP

Suite 1600, 1 First Canadian Place

100 King Street West

Toronto ON M5X 1G5

Attention:                               Peter Simeon

E-mail:                                              peter.simeon@gowlingwlg.com

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent

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to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

Section 15                                      Miscellaneous.

(1)                                 Time. Time is of the essence in this Agreement.

(2)                                 Third Parties. Except as provided in Section 9, each Party to this Agreement intends that this Agreement will not benefit or create any right or cause of action in favour of, or on behalf of, any Person, other than the Parties to it, and no Person, other than the Parties to this Agreement, is entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(3)                                 Amendment. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

(4)                                 Waiver. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right it may have.

(5)                                 Non-Merger. Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge upon and will survive the closing of the transaction contemplated under the Purchase Agreement and, notwithstanding such closing, or any investigation made by or on behalf of any Party, continue in full force and effect. Such closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

(6)                                 Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to its subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties in such connection. There are no representations, warranties, conditions or other agreements, express or implied, statutory or otherwise, between the Parties in connection with the subject-matter of this Agreement except as specifically set out in this Agreement.

(7)                                 Successors and Assigns. This Agreement becomes effective when executed by all of the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective heirs, executors, administrators and legal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement, including any right to payment, may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Parties.

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(8)                                 Severance. If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect. The intention of the Parties is to provide for the legitimate and reasonable protection of the interests of the Purchaser and the Corporation by providing, without limitation, for the broadest scope, the longest duration and the widest territory allowable by law.

(9)                                 Governing Law. This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

(10)                          Counterparts. This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank.]

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The Parties have executed this Agreement.

SCYTHIAN BIOSCIENCES CORP.

By:
Authorized Signing Officer

[LATAM HOLDINGS INC.]

By:
Authorized Signing Officer]

APHRIA INC.

By:
Authorized Signing Officer

Signature Page to Vendor Non-Competition Agreement

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